Exhibit 99.2



                                                                EXECUTION COPY



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                           LIQUIDITY RIGHTS AGREEMENT







                       NATIONAL BROADCASTING COMPANY, INC.









                            Dated as of May 11, 2004




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                                TABLE OF CONTENTS
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ARTICLE I                 DEFINITIONS......................................................................................2
           1.1       Certain Definitions...................................................................................2
           1.2       Capitalized Terms.....................................................................................7
           1.3       Other Definitions.....................................................................................8

ARTICLE II                REGISTRATION RIGHTS..............................................................................9
           2.1       Special Demand Rights.................................................................................9
           2.2       Additional Demand Rights.............................................................................16
           2.3       Incidental Registrations.............................................................................19
           2.4       Expenses.............................................................................................20
           2.5       Registration Procedures..............................................................................20
           2.6       Underwritten Offerings...............................................................................25
           2.7       Holdback Agreements..................................................................................26
           2.8       Stock Splits; Adjustment to Share Numbers............................................................27
           2.9       Indemnification......................................................................................27
           2.10      Rule 144.............................................................................................31
           2.11      Excess Proceeds......................................................................................31

ARTICLE III               PARENT PURCHASE RIGHTS..........................................................................32
           3.1       Purchase Right Prior to the Closing under a Registration Statement...................................32
           3.2       Purchase Right Following the Closing under a Registration Statement..................................34
           3.3       Parent Call Right....................................................................................36
           3.4       Payment..............................................................................................37
           3.5       Closing..............................................................................................37
           3.6       December 20 Closing..................................................................................37

ARTICLE IV                STOCKHOLDER SELL RIGHT..........................................................................39
           4.1       Sell Right...........................................................................................39
           4.2       Penalty for Delayed Closing..........................................................................40
           4.3       Closing..............................................................................................40
           4.4       December 20 Closing..................................................................................41

ARTICLE V                 APPRAISAL.......................................................................................41
           5.1       Appraisal Procedures.................................................................................41

ARTICLE VI                ADDITIONAL COVENANTS............................................................................43
           6.1       [Intentionally Omitted.].............................................................................43
           6.2       Parent Registration Rights...........................................................................43
           6.3       Stockholders Agreement...............................................................................44


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ARTICLE VII               REPRESENTATIONS AND WARRANTIES..................................................................44
           7.1       Representations and Warranties of Each Stockholder...................................................44
           7.2       Representations and Warranties of the Issuer.........................................................45

ARTICLE VIII              MISCELLANEOUS...................................................................................46
           8.1       Notices..............................................................................................46
           8.2       Stockholders Representative..........................................................................48
           8.3       Joint and Several Obligations........................................................................49
           8.4       Entire Agreement; No Inconsistent Agreement..........................................................49
           8.5       No Third-Party Beneficiaries.........................................................................49
           8.6       Assignment...........................................................................................50
           8.7       Interpretation.......................................................................................50
           8.8       Amendment............................................................................................50
           8.9       Governing Law........................................................................................51
           8.10      Jurisdiction; Waiver of Jury Trial...................................................................51
           8.11      Mediation............................................................................................51
           8.12      Remedies.............................................................................................51
           8.13      Headings.............................................................................................52
           8.14      Severability.........................................................................................52
           8.15      Counterparts; Faxed Signatures.......................................................................52

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                           LIQUIDITY RIGHTS AGREEMENT

                     LIQUIDITY RIGHTS AGREEMENT, dated as of May 11, 2004 (this "Agreement"), by and among National Broadcasting Company, Inc., a Delaware corporation (including its successors, the "Issuer"), General Electric Company, a New York corporation ("Parent"), National Broadcasting Company Holding, Inc., a Delaware corporation ("NBC Holdco"), Vivendi Universal S.A., a societe anonyme organized under the laws of France ("Vivendi"), Universal Studios Holding III Corp., a Delaware corporation ("Holding"), and the other signatories hereto (such other signatories, together with any Person added to this Agreement pursuant to Section 8.6 and with Holding, the "Stockholders").

                     WHEREAS, the parties to this Agreement have entered into that certain Business Combination Agreement, dated as of October 8, 2003 (as the same may hereafter be amended, modified, supplemented or restated from time to time, the "Business Combination Agreement"), providing, among other things, for the combination of the respective businesses of the Issuer, Universal Studios, Inc., a Delaware corporation and a Subsidiary of Holding, Universal Pictures International Holdings B.V., a company organized under the laws of the Netherlands and a Subsidiary of Vivendi, and Universal Pictures International Holdings 2 B.V., a company organized under the laws of the Netherlands and a Subsidiary of Vivendi;

                     WHEREAS, immediately following the consummation of the transactions contemplated by the Business Combination Agreement, NBC Holdco shall own shares of Class A common stock of the Issuer, par value $.01 per share (the "Class A Common Stock"), representing 80% of the issued and outstanding capital stock of the Issuer and Holding shall own shares of Class B common stock of the Issuer, par value $.01 per share (the "Class B Common Stock"), representing 20% of the issued and outstanding capital stock of the Issuer; and

                     WHEREAS, the consummation of the transactions contemplated by the Business Combination Agreement is conditioned upon the execution and delivery of this Agreement by the parties hereto.

                     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereby agree, severally and not jointly, as follows:

                                    ARTICLE I

                                   DEFINITIONS

                     1.1 Certain Definitions. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

                     "Adjusted Public Market Value" means, as of a given time in connection with a particular proposed public offering (whether or not consummated), with respect to a share of Issuer Common Stock, (i) if the Issuer consummated such public offering, an amount equal to the per share price to the public of the Issuer Common Stock actually sold in such public offering; (ii) if the Issuer did not consummate such public offering, but has completed an IPO as of such time, an amount equal to the average of the daily volume weighted average per share closing price of the Issuer Common Stock on the primary exchange on which it trades for the 45 day trading period ending on the second trading day immediately preceding the date of the closing of the applicable purchase transaction pursuant to Section 3.2 or Section 4.1(ii), as the case may be; and (iii) if the Issuer did not consummate such public offering and has not consummated an IPO as of such time, an amount equal to the Fully Distributed Public Market Value of a share of Issuer Common Stock as determined by the appraisal process set forth in Section 5.1.

                     "Appraised Value Differential" means, with respect to the Appraised Value set forth in any two of the three Appraisals, the U.S. Dollar differential to two decimals between such two Appraised Values.

                     "beneficially own" means to possess beneficial ownership as determined under Rule 13d-3 under the Exchange Act.

                     "Board" means the board of directors of the Issuer.

                     "Closing" means the closing of the transactions contemplated by the Business Combination Agreement.

                     "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

                     "Financial Information" means, as of the date such information is furnished to the Appraisers pursuant to Section 5.1(c), (i) unaudited income statement results, together with the related statements of stockholders' equity and cash flow, for (A) each of the interim periods since the date of the last audited consolidated balance sheet of the Issuer, (B) each quarterly period contained therein and the balance sheet ending at the end of each such quarterly period and (C) the last twelve months prior to the date such information is furnished to the Appraisers, in each case on a consolidated basis and by business segment; (ii) projected income statement results for each of the remaining fiscal quarters in the applicable calendar year and each of the next


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two calendar years thereafter (which income statement results for the remaining quarters of the applicable calendar year only shall be by fiscal quarter, in each case on a consolidated basis and by business segment); (iii) the most recent audited consolidated balance sheet of the Issuer, together with the related statements of income, stockholders' equity and cash flows; and (iv) such other financial information as the Appraisers reasonably request in connection with the appraisal process set forth in Section 5.1, it being agreed that Financial Information shall include pro forma financial statements giving effect to any material acquisitions or divestitures and information necessary to make appropriate adjustment, if any, so that the Financial Information reflects Issuer as a Stand-alone Entity.

                     "Initial Transaction Value" means, with respect to a share of Issuer Common Stock, a fraction, (A) the numerator of which is the sum of
(i) $41,404,040,226 plus (ii), in the event any IACI Limited Partner (other than Diller) shall have exercised its rights under the tag-along provisions of the VUE Partnership Agreement (as such capitalized terms are defined in the Business Combination Agreement), $516,000,000, such amount to be reduced on a pro rata basis to the extent all of the Common Interests of the IACI Limited Partners (other than Diller) are not purchased pursuant to the exercise of such tag-along rights and (B) the denominator of which is the number of shares of Issuer Common Stock issued and outstanding immediately following the Closing.

                     "IPO" means an initial public offering of Issuer Common Stock pursuant to an effective registration statement under the Securities Act (whether involving an issuance of Issuer Common Stock and/or a resale of shares of Issuer Common Stock by a stockholder of the Issuer), it being agreed that such initial public offering may be in the form of a spin-off or share dividend of Issuer Common Stock to the public stockholders of Parent, whether or not such spin-off or share dividend involves the filing of a registration statement.

                     "Issuer Common Stock" means (a) the Class A Common Stock,
(b) the Class B Common Stock and (c) any other securities of the Issuer or any other Person issued with respect to such Class A Common Stock and/or Class B Common Stock on a pro rata basis by way of a conversion, exchange, replacement, stock dividend or stock split or other distribution or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, including following an IPO in the case of clauses
(a), (b) and (c), any such Class A Common Stock, Class B Common Stock or other such securities issuable pursuant to any rights, warrants, options, convertible securities or indebtedness, exchangeable securities or indebtedness, or other rights whether issued by the Issuer or any other Person.

                     "Material Acquisition" means a material acquisition (whether such acquisition occurs by way of stock purchase or exchange, asset purchase, merger, consolidation or similar transaction) by the Issuer or any of


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its Subsidiaries of the business or a line of business of a Person that is not affiliated with the Issuer.

                     "Material Adverse Condition" means (i) a suspension or material limitation in trading in securities generally on any national stock exchange in the United States or on NASDAQ; (ii) a general moratorium on commercial banking activities declared by either a Federal or New York Governmental Authority; (iii) any outbreak or escalation of hostilities or any declaration by the United States of a national emergency or war; or (iv) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event, singly or together with any other such event, in the judgment of the bookrunning managers of a proposed offering under this Agreement makes it impracticable or inadvisable to proceed with the public offering at such time.

                     "Material Event Notice" means a notice signed by an officer of the Issuer stating that, as of the date of such notice, the Issuer has pending or in process a material transaction (including a financing transaction or a Material Acquisition), the disclosure of which would, in the good faith judgment of the Board, materially and adversely affect the Issuer.

                     "NASD" means the National Association of Securities Dealers, Inc.

                     "NASDAQ" means the NASDAQ National Market.

                     "Nationally Recognized Investment Bank" means an investment bank that, pursuant to Securities Data Corporation, ranked among the top 15 U.S. equity bookrunning managers for the calendar year ended immediately prior to the Notice Receipt Date or such other nationally recognized investment banking firm as Parent and the Stockholders Representative agree, or, with respect to an Appraiser selected pursuant to Section 5.1(b), any of the following investment banks: The Goldman Sachs Group, Inc., Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Morgan Stanley & Co., Merrill Lynch & Company, JP Morgan Chase & Co., Lehman Brothers Holdings Inc., Bank of America Corporation, UBS Investment Bank, Deutsche Bank AG, Societe Generale or BNP Paribas, including any successor to any of the foregoing by acquisition or merger, it being understood that the principal division of any such bank that performs valuation services in the U.S. will be engaged and such division may have a slightly different name than is included in the foregoing list.

                     "Parent Common Stock" means the common stock of Parent, par value $0.06 per share.

                     "Parent Common Stock Market Value" means, with respect to a share of Parent Common Stock, an amount equal to the average of the daily volume weighted average per share closing price of Parent Common Stock on the


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New York Stock Exchange or such other exchange or market on which the common equity securities of Parent are principally traded for the 30 day trading period ending on the second trading day immediately preceding the date of the closing of the applicable purchase transaction pursuant to Article III, as the case may be.

                     "Preliminary Fully Distributed Public Market Value" means, with respect to any calendar year, a fraction, (A) the numerator of which is the sum of (i) $41,404,040,226 plus (ii), in the event any IACI Limited Partner (other than Diller) shall have exercised its rights under the tag-along provisions of the VUE Partnership Agreement, $516,000,000, such amount to be reduced on a pro rata basis to the extent all of the Common Interests of the IACI Limited Partners (other than Diller) are not purchased pursuant to the exercise of such tag-along rights and (B) the denominator of which is the aggregate number of shares of Issuer Common Stock issued and outstanding as of December 20 of such calendar year.

                     "Preliminary Prospectus" means, with respect to a proposed offering, a preliminary prospectus, commonly referred to as a "red herring," permitted under the Securities Act to be delivered to potential investors before the effective date of the registration statement for such offering.

                     "Prime Rate" means the rate of interest per annum equal to the rate of interest published from time to time by the Wall Street Journal as the prime rate at the large U.S. money center banks.

                     "Prospectus" means the prospectus related to any registration statement (including a Preliminary Prospectus and a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance on Rule 415 or Rule 430A under the Securities Act), as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all materials incorporated by reference in such prospectus.

                     "Public Market Value" means, as of a given time, with respect to a share of Issuer Common Stock, (i) if prior to an IPO, an amount equal to the Fully Distributed Public Market Value per share as determined by the appraisal process set forth in Section 5.1 or (ii) if following an IPO, an amount equal to the average of the daily volume weighted average per share closing price of the Issuer Common Stock on the primary exchange or market on which it trades for a trading period of 45 days ending on the second trading day immediately preceding the date of consummation of the applicable purchase transaction pursuant to Sections 3.1, 3.3 or 4.1, as the case may be.

                     "Registrable Securities" means the Shares and any other Issuer Common Stock owned by the Stockholders, provided that Registrable Securities shall not include any such securities received in a transaction


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registered under the Securities Act. As to any particular securities referred to in the immediately preceding sentence, once issued, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, (c) registration under the Securities Act is not required to permit the immediate disposition of such securities on any exchange on which such securities are listed or on NASDAQ; provided, in the case of any securities held by members of the Vivendi Group, such securities shall continue to constitute Registrable Securities until the aggregate amount of all Registrable Securities represents the lesser of (x) a fair market value of $500,000,000 and (y) 10% of the public market capitalization of the Issuer, (d) they shall have been otherwise transferred, and new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Issuer and subsequent public distribution of them shall not, in the opinion of counsel to the holders (or in the opinion of counsel to the Issuer, which counsel and opinion are reasonably satisfactory to the holders), require registration of them under the Securities Act, or (e) they shall have ceased to be outstanding.

                     "Registration Expenses" means all costs, fees and expenses incident to the Issuer's performance of or compliance with Article II, including all registration and filing fees, all fees and expenses associated with filings required to be made with the NASD (including, if applicable, the fees and expenses of any "qualified independent underwriter", as such term is defined in Schedule E of the By-Laws of the NASD, and of its counsel) under the rules and regulations of the NASD, all fees and expenses of compliance with securities or "blue sky" laws (including reasonable fees and disbursements of counsel in connection with "blue sky" qualifications of the Registrable Securities), printing expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by a holder of Registrable Shares), messenger and delivery expenses, the Issuer's internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the fees and expenses incurred in connection with any listing of the Registrable Securities, fees and expenses of counsel for the Issuer and its independent certified public accountants (including the expenses of any special audit or "comfort" letters required by or incident to such performance), securities acts liability insurance (if the Issuer elects to obtain such insurance), the fees and expenses of any special experts retained by the Issuer in connection with such registration, and the fees and expenses of other persons retained by the Issuer and reasonable fees and expenses of one firm of counsel for the sellers (which shall be selected by the Stockholders Representative), but not including any underwriting discounts, fees, commissions or transfer taxes relating to the Issuer Common Stock sold by the Stockholders, if any.


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                     "Shares" means the shares of Issuer Common Stock received
by the Stockholders pursuant to the Business Combination Agreement.

                     "Shortfall Number" means, with respect to a given Shortfall Notice, the shortfall in Registrable Securities determined in accordance with Section 3.2; provided that as of any given time of determination, the Shortfall Number shall not exceed the remaining number of Registrable Securities held by the Stockholders at such time.

                     "Stand-alone Entity" means the Issuer on an independent basis, with adjustments to be made by Issuer management as necessary to the Financial Information concerning the appropriate tax rate and deferred tax accounts for Issuer, arm's-length funding costs, and market-rate expenses (including but not limited to pension and OPEB costs and insurance premiums), all such expense items to be estimated without regard to benefits or burdens that affiliation with Parent or an Affiliate of Parent provides to Issuer.

                     "Stockholders Representative" means Vivendi, or, following a Transfer (as such term is defined in the Stockholders Agreement) in accordance with Section 2.1 of the Stockholders Agreement of Issuer Common Stock by Vivendi or Holding to any such Person, at the election of Vivendi, (a) a direct or indirect wholly-owned Subsidiary of Vivendi (it being agreed that certain such entities may be up to 15% owned by MHI Investment Corporation, a Matsushita Electric Co., Ltd. Subsidiary or by any other Subsidiary of Matsushita Electric Co., Ltd.) or (b) a Demerger Entity (as defined in the - Stockholders Agreement).

                     "Stop Order Event" means any stop order, injunction or other order or requirement of the Commission or other Governmental Authority which (i) interferes with any registration pursuant to this Agreement and (ii) the Issuer fails to have removed, withdrawn or resolved to the Stockholders Representative's reasonable satisfaction within 30 days after the date on which it is first imposed or becomes effective.

                     "Target Amount" means, for the calendar year 2006, $3,000,000,000, and for each calendar year thereafter, $4,000,000,000 for each such calendar year.

                     "U.S. Dollar" means the lawful currency of the United
States.

                     "Vivendi Group" means, as of any given time of determination, Vivendi, any Stockholders Representative and all other Subsidiaries of Vivendi holding Issuer Common Stock.

                     1.2 Capitalized Terms. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Business Combination Agreement.

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                     1.3 Other Definitions. The following capitalized terms are defined in the following sections of this Agreement:

Term                                                      Section
----                                                      -------

Additional Share Amount                                   2.1(e)(i)
Agreement                                                 Preamble
Aggregate Specified Amount                                3.1(a)(i)
Anticipated Offering Price                                2.1(c)(i)
Anticipated Required Share Number                         2.1(c)(i)
Appraisal                                                 5.1(d)
Appraised Value                                           5.1(d)
Appraisers                                                5.1(b)
Business Combination Agreement                            First Recital
Call Notice                                               3.3
Call Period                                               3.3
Class A Common Stock                                      Second Recital
Class B Common Stock                                      Second Recital
Clause (ii) Additional Amount                             2.1(e)(ii)
Clause (ii) Aggregate Specified Amount                    3.1(a)(i)
Demand Notice                                             2.2(a)
December 20 Closing                                       3.6
Election Notice                                           2.1(d)
Expected Actual Price                                     2.1(e)
Fully Distributed Public Market Value                     5.1
Holding                                                   Preamble
Initial Stated Amount                                     2.1(a)
Issuer                                                    Preamble
Maximum Realizable Amount                                 2.1(c)(ii)
Maximum Realizable Share Number                           2.1(c)(ii)
NBC Holdco                                                Preamble
Notice Receipt Date                                       5.1(a)
Parent                                                    Preamble
Parent Appraiser                                          5.1(b)
Parent Call Right                                         3.3
Purchase Notice                                           3.1(a)
Revised Actual Price                                      2.1(f)
Second Call Notice                                        3.3
Second Closing                                            3.6
Second Election Notice                                    2.1(e)(i)(B)
Second Underwriters' Notice                               2.1(e)(i)(B)
Sell Notice                                               4.1
Sell Right                                                4.1


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Term                                                      Section
----                                                      -------

Shelf Registration Statement                              2.2(b)
Shortfall Notice                                          3.2(a)
Special Registration Notice                               2.1(a)
Special Registration Right                                2.1(a)
Specified Share Number                                    2.1(d)(i)
Stockholders                                              Preamble
Stockholders Appraiser                                    5.1(b)
Stockholders Shelf Registration Statement                 2.2(c)
Third Appraiser                                           5.1(b)
Third Election Notice                                     2.1(f)
Third Underwriters' Notice                                2.1(f)
Trigger Date                                              3.1(b)
Underwriters' Notice                                      2.1(c)
Vivendi                                                   Preamble


                                   ARTICLE II

                               REGISTRATION RIGHTS

                     2.1 Special Demand Rights.

                     (a) Special Registration Request. Subject in each case to
(i) Parent's purchase right under Section 3.1, (ii) the termination provisions in Section 2.1(j), (iii) Section 6.3 and (iv) Section 8.2, the Stockholders shall have the right, commencing January 1 of each of the calendar years 2006, 2007, 2008, 2009 and 2010, to request, by written notice delivered by the Stockholders Representative to the Issuer within 20 Business Days following January 1 of the applicable calendar year (any such notice, a "Special Registration Notice") that the Issuer effect registration under the Securities Act to permit an underwritten public offering of such number of Registrable Securities as would permit the Stockholders to realize, in the aggregate, the amount of gross offering proceeds specified in such Special Registration Notice (with respect to a given Special Registration Notice, the "Initial Stated Amount"; such right to request registration in a given calendar year, the "Special Registration Right"); provided further that the Initial Stated Amount stated in any Special Registration Notice, together with any other gross offering proceeds realized by the Stockholders in connection with any other registration of Registrable Securities hereunder in the applicable calendar year (such proceeds to exclude for this purpose any amounts in respect of Registrable Securities that may be purchased by the bookrunning managers pursuant to the


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exercise of their overallotment (greenshoe) option in connection with such registration request, but to include any amounts in respect of Registrable Securities previously purchased by the bookrunning managers pursuant to the exercise of their overallotment option in connection with any other prior registration of Registrable Securities in such calendar year) shall in no event exceed the Target Amount for such calendar year; provided further, however, that in calendar year 2006, with the consent of Parent and the Issuer, such proceeds may exceed the Target Amount in an amount not in excess of $1,000,000,000.

                     (b) Special Registration Procedures. As long as Parent has not delivered a Purchase Notice in respect of the Registrable Securities that are the subject of a registration requested pursuant to this Section 2.1 (in which case this Section 2.1(b) shall not apply), the parties agree that notwithstanding anything to the contrary in Section 2.5, but subject to the other subsections of this Section 2.1, the following registration milestones will apply to any such registration:

                     (i) three bookrunning managers shall be named with respect to the requested offering in accordance with Section 2.6 no later than March 15 of the applicable calendar year;

                     (ii) a registration statement in respect of the requested offering shall be prepared and filed with the Commission no later than July 15 of the applicable calendar year;

                     (iii) the Underwriter's Notice shall be delivered to the Stockholders Representative in accordance with Section 2.1(c); and

                     (iv) such requested offering shall be consummated no later than September 30 of the applicable calendar year;

provided that if any of the foregoing milestones preceding the consummation of the requested offering are not achieved as specified above, the Stockholders shall have the right to deliver a Sell Notice to Parent in accordance with
Section 4.1, provided further that a Sell Notice may not be delivered (i) if the failure to meet any milestone was caused in whole or in part by any material breach of this Agreement by Vivendi or any Stockholder (including any delay in cooperating with the provisions of this Agreement by Vivendi or any Stockholder or any failure to timely deliver an Election Notice) or (ii) if the Stockholders Representative elects to terminate the offering under clause (v) of Section 2.1(d).

                     (c) Underwriters' Notice. The Issuer shall require the bookrunning managers for any registration requested under this Section 2.1 to deliver to the Stockholders Representative, the Issuer and Parent no later than ten Business Days prior to the anticipated date of the printing of the


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Preliminary Prospectus in respect of such requested registration, a joint written notice from the bookrunning managers (an "Underwriters' Notice") stating either:

                     (i) If the bookrunning managers, in light of prevailing market conditions, jointly anticipate that at least the Initial Stated Amount would be realized in the requested offering, (A) a number of Registrable Securities such bookrunning managers expect would be required to be sold in the offering to realize the Initial Stated Amount (the "Anticipated Required Share Number") at the lowest Anticipated Offering Price and (B) a range of offering prices per share such bookrunning managers expect would be the actual pricing of the offering (each price in such range, an "Anticipated Offering Price"); or

                     (ii) If such bookrunning managers, in light of prevailing market conditions, jointly anticipate that the requested offering (regardless of share price) would realize an amount less than the Initial Stated Amount, (x) the maximum amount of gross offering proceeds that such bookrunning managers expect would be realized in the offering (the "Maximum Realizable Amount"), (y) a number of Registrable Securities such bookrunning managers expect would be required to realize the Maximum Realizable Amount (the "Maximum Realizable Share Number") at the lowest price per share specified in clause (z) below and (z) a range of offering prices per share such bookrunning managers expect would be the actual pricing of the offering.

                     (d) Election by Stockholders. Following receipt of the Underwriters' Notice, the Stockholders shall elect one of the following alternatives with respect to the requested registration and the Stockholders Representative shall notify the Issuer and Parent of such election (an "Election Notice") within five Business Days following receipt of the Underwriters'
Notice:

                     (i) to include in the offering a specified number of Registrable Securities, in which case (A) such number shall neither exceed the Anticipated Required Share Number or the Maximum Realizable Share Number, as applicable, nor be less than such number of Registrable Securities as is anticipated (based on the lowest Anticipated Offering Price or lowest price per share specified in clause (ii)(z) of Section 2.1(c), as applicable) to yield gross proceeds of at least $1,000,000,000, (B) such number shall not include the shares that would satisfy the bookrunning managers' overallotment option, which option, if exercised, would be the responsibility of the Stockholders to satisfy and (C) for the avoidance of doubt, the Election Notice may not select a number that exceeds the Stockholders' remaining number of Registrable Securities after allowing for the potential exercise of the overallotment option) (the "Specified Share Number");

                     (ii) if such Underwriters' Notice anticipates that the Initial Stated Amount can be realized, to include in the offering such number of Registrable Securities as will be required (based on the pricing of the offering) to realize the Initial Stated Amount (or the highest amount (not to exceed the Initial Stated Amount) that can be realized using the remaining Registrable Securities owned by the Stockholders at such time, after allowing for the potential exercise of the overallotment option, which will be the responsibility of the Stockholders);

                     (iii) if such Underwriters' Notice does not anticipate that the Initial Stated Amount can be realized, to include in the offering as many shares of Registrable Securities as will be required (based on the pricing of the offering) to realize the Maximum Realizable Amount (or the highest amount (not to exceed the Maximum Realizable Amount) that can be realized using the remaining Registrable Securities owned by the Stockholders at such time, after allowing for the potential exercise of the overallotment option, which will be the responsibility of the Stockholders);

                     (iv) if such Underwriters' Notice anticipates that the Maximum Realizable Amount will be less than $1,000,000,000, to deliver, subject to Parent's right to deliver a Purchase Notice pursuant to Section 3.1(a), a Sell Notice to Parent in accordance with Section 4.1; or

                     (v) to terminate the offering.

                     If the Stockholders Representative fails to provide an Election Notice as provided above, the Stockholders will be deemed for all purposes of this Agreement to have elected to terminate the offering.

                     (e) Second Underwriters' Notice. If at any time following the delivery of an Election Notice under clause (i) of Section 2.1(d), the bookrunning managers jointly determine that the actual pricing of the offering (the "Expected Actual Price") will be lower than (A) in the case of an offering contemplated by an Election Notice delivered in response to an Underwriters' Notice pursuant to clause (i) of Section 2.1(c), the lowest Anticipated Offering Price or (B) in the case of an offering contemplated by an Election Notice delivered in response to an Underwriters' Notice pursuant to clause (ii) of
Section 2.1(c), the lowest price per share set forth in clause (z) of Section 2.1(c)(ii), the bookrunning managers for the offering contemplated by the Election Notice shall deliver to the Stockholders Representative, the Issuer and Parent immediately following such determination a written notice (the "Second Underwriters' Notice") stating the Expected Actual Price. Following receipt of the Second Underwriters' Notice, the Stockholders will elect one of the following alternatives with respect to such offering and the Stockholders Representative shall notify the Issuer, Parent and the bookrunning managers of such election (a "Second Election Notice") no later than (i) 24 hours before pricing or (ii) if the Second Underwriters' Notice is received within 24 hours of pricing and the Stockholders Representative has been kept reasonably informed by the Issuer or the bookrunning managers during the 48 hours preceding the delivery of such Second Underwriters' Notice regarding pricing discussions with the bookrunning managers, promptly following receipt of the Second Underwriters' Notice (with promptness determined taking into account the time when the Second Underwriters' Notice is received and, most importantly, the prevailing market dynamics, including the bookrunning managers' advice regarding the necessary timetable for the completion of the offering; provided, however, without limiting any other rights Parent or the Issuer may have in respect of any such failure to respond promptly, if in the view of the bookrunning managers acting jointly and in writing, any delay in such response is a contributing factor to the failure to complete the offering as contemplated by the Second Underwriters' Notice, such failure will be deemed a material breach under the proviso to
Section 2.1(b) and no Sell Notice may be delivered in connection with such offering):

                     (i) in the case of an offering contemplated by an Election Notice delivered in response to an Underwriters' Notice pursuant to clause (i) of Section 2.1(c), if such Election Notice contained the election set forth in clause (i) of Section 2.1(d), then (x) to consummate such offering by continuing to include in such offering the Specified Share Number, (y) to consummate such offering, but to decrease the number of Registrable Securities to be included in such offering to an amount stated in the Second Election Notice or (z) to consummate such offering, but to increase the number of Registrable Securities to be included in such offering up to an amount (the "Additional Share Amount") equal to the difference between (1) such number of Registrable Securities required (based on the Expected Actual Price or Revised Actual Price (as defined below)) to realize the Initial Stated Amount and (2) the Specified Share Number; provided that in the case of clause (z), such notice shall indicate whether or not the Stockholders Representative desires that the bookrunning managers provide a Third Underwriters' Notice under Section 2.1(f);

                     (ii) in the case of an offering contemplated by an Election Notice delivered in response to an Underwriters' Notice pursuant to clause (ii) of Section 2.1(c), if such Election Notice contained the election set forth in clause (i) of Section 2.1(d), then (x) to consummate such offering by continuing to include in such offering the Specified Share Number, (y) to consummate such offering, but to decrease the number of Registrable Securities to be included in such offering to an amount stated in the Second Election Notice or (z) to consummate such offering, but to increase the number of Registrable Securities to be included in such offering up to an amount (the "Clause (ii) Additional Amount") equal to the difference between (1) such number of Registrable Securities required (based on the Expected Actual Price or the Revised Actual Price (as defined below)) to realize the highest Maximum Realizable Amount and
(2) the Specified Share Number; provided that in the case of clause (z), such notice shall indicate whether or not the Stockholders Representative desires that the bookrunning managers provide a Third Underwriters' Notice under Section 2.1(f); or

                     (iii) to terminate such offering.

In the event that such Second Election Notice elects an alternative set forth in clauses (i)(z) or (ii)(z) of this Section 2.1(e) and if such notice requests that the bookrunning managers provide a Third Underwriters' Notice, then Section 2.1(f) shall apply. In the event that such Second Election Notice elects any of the alternatives set forth in clauses (i)(x), (i)(y), (ii)(x), (ii)(y) or (iii) of this Section 2.1(e), or elects the alternative in clauses (i)(z) or (ii)(z) of this Section 2.1(e) but does not request a Third Underwriters' Notice, then Parent's rights to purchase Registrable Securities pursuant to Sections 3.1 and
3.2 shall terminate with respect to the applicable registration request or offering, as the case may be, and the Stockholders Representative's right to require the Issuer to purchase Registrable Securities pursuant to Section 4.1 shall terminate with respect to such registration request or offering, as the case may be. If the Stockholders Representative fails to provide a Second Election Notice as provided above, the Stockholders will be deemed for all purposes of this Agreement to have elected to consummate such offering pursuant to the previously delivered Election Notice.

                     (f) Third Underwriters' Notice. If a Second Election Notice seeks to include in an offering additional shares and requests a Third Underwriters' Notice, the bookrunning managers, acting jointly, shall determine and notify the Issuer and the Stockholders Representative within 48 hours after receipt of such Second Election Notice as to the actual offering price for an offering including such additional shares (the "Revised Actual Price"). Promptly after receiving notice of such Revised Actual Price (such promptness to be determined with reference to the principles in Section 2.1(e)), the Stockholders Representative shall notify the Issuer and Parent as to whether the Stockholders have elected to proceed with the offering including such additional shares at the Revised Actual Price or to terminate the offering (such notice, a "Third Election Notice"). If the Stockholders Representative fails to provide a Third Election Notice as provided in the immediately preceding sentence, the Stockholders will be deemed for all purposes of this Agreement to have elected to terminate the offering. If the Third Election Notice elects to proceed with the offering, any delay in the consummation of the offering attributable to any required refiling of a registration statement or recirculation of a Preliminary Prospectus shall be deemed to extend the milestone set forth in clause (iv) of
Section 2.1(b) by a number of days equal to such delay period.

                     (g) Participation in Registration. The Issuer shall only have the right to include shares of Issuer Common Stock in a registration under this Section 2.1 if (i) it is seeking to include such shares in light of the Issuer's reasonable determination of its capital needs at such time and (ii) the bookrunning managers determine and notify the Issuer and the Stockholders Representative in writing that such additional shares can be included in the offering without adversely affecting the ability of the Stockholders to sell the Specified Share Number in such offering or the per share price to be obtained in such offering. For the avoidance of doubt, no other Person (other than the

Stockholders or the Issuer pursuant to this Section 2.1(g)) shall have the right to include shares of Issuer Common Stock in a registration under this Section 2.1.

                     (h) Completion of Offering. Following delivery of an Election Notice (other than an Election Notice under clause (iv) or (v) of
Section 2.1(d)), the parties will seek to complete the offering contemplated by the Election Notice (as modified by any Second Election Notice or Third Election Notice), it being understood and agreed that the ultimate determination of offering price, marketing strategy, the number of shares to be included in the offering (other than any Specified Share Number) and the timing of the closing of the offering will be made by the Issuer in its reasonable discretion after consultation with the Stockholders Representative, taking into account the recommendations of the bookrunning managers. Vivendi and the Stockholders will cooperate on a timely basis with all reasonable requests of the Issuer consistent with this Agreement related to the consummation of such requested registration. Notwithstanding the foregoing and for the avoidance of doubt, if the Stockholders Representative sends an Election Notice pursuant to clause (ii) or (iii) of Section 2.1(d) above, then there shall be no obligation to prepare or send to the Stockholders Representative a Second Underwriters' Notice.

                     (i) Material Development. With respect to any requested registration under this Section 2.1, in the event that any of the bookrunning managers notifies the Issuer, Parent and the Stockholders Representative on one or more occasions of any Material Adverse Condition that occurs following the printing of the Preliminary Prospectus, the consummation of such requested offering shall be delayed for a reasonable period determined by such bookrunning managers, such period to expire not later than December 20 of the calendar year in which such registration was requested. The Issuer shall also have the right to delay the filing of a registration statement in accordance with this Section
2.1 upon delivery to the Stockholders Representative of a Material Event Notice for up to the earlier of (i) 60 days and (ii) the public disclosure of the material transaction which necessitated such Material Event Notice (and extend by an equal number of days the final date on which any registration statement is required to be filed under Section 2.1(b)); provided, however, that the Issuer may not delay filing of such registration statement pursuant to this Section 2.1(i) more than twice in any twelve month period.

                     (j) Termination of Special Demand Rights Upon IPO. All of the registration rights provided in this Section 2.1 shall automatically expire as of the date of closing of an IPO; provided that the registration right pursuant to Section 2.1 that is exercisable commencing January 1, 2006 may be exercised pursuant to Section 2.1 even if an IPO of the Issuer closed prior to such date.

                     2.2 Additional Demand Rights.

                     (a) Registration Request. Following the closing of an IPO and in each case subject to Parent's purchase right under Section 3.1 and
Section 6.3, the Stockholders Representative shall have the right to make six requests that the Issuer effect registration under the Securities Act of such number of the Registrable Securities owned by all of the Stockholders as the Stockholders Representative requests (each, a "Demand Notice"), provided that in each calendar year prior to 2009, such registration request shall not include any number of Registrable Securities as would reasonably be expected to permit the Stockholders to realize, in the aggregate with all other gross offering proceeds realized by the Stockholders in connection with any other registration of Registrable Securities hereunder in such calendar year (such proceeds to exclude for this purpose any amounts in respect of Registrable Securities that may be purchased by the bookrunning managers pursuant to the exercise of their overallotment option in connection with such registration request, but to include any amounts in respect of Registrable Securities previously purchased by the bookrunning managers pursuant to the exercise of their overallotment option in connection with any other prior registration of Registrable Securities in such calendar year), gross offering proceeds that are more than the Target Amount for such calendar year (provided that in calendar year 2006, with the consent of Parent and the Issuer, such proceeds may exceed the Target Amount in an amount not in excess of $1,000,000,000), such requests to specify the intended method or methods of disposition thereof (provided that disposition on a delayed or continuous basis shall be made in accordance with Section 2.2(c)); and provided further that, during any of the following periods or at any of the following times, the Issuer shall not have any obligation to cause a registration statement relating to the registration of such Registrable Securities to be filed with the Commission: (i) at any time prior to the six month anniversary of the closing of an IPO, (ii) during any period when a registration of Registrable Securities pursuant to Section 2.1, 2.2 or 2.3 hereof is pending, (iii) during the period prior to the 181st day following the effective date of the most recent registration previously effected pursuant to this Section 2.2, and (iv) from and after any time when a Shelf Registration Statement or a Stockholder Shelf Registration Statement in respect of all the Registrable Securities has been filed and the obligation to maintain such registration statement has not expired hereunder. A request made by the Stockholders pursuant to Section 2.2(c) shall be counted for purposes of the request limitation set forth above. A request made by the Stockholders shall not be counted for purposes of the request limitation set forth above (a) if the registration statement relating to any such request is not declared effective within 90 days of the date such registration statement is first filed with the Commission, (b) if the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to any such request are not satisfied (other than as a result of a default or breach thereunder by any Stockholders) or (c) if the offering that is the subject of such registration request does not result in the disposition of at least 80% of the Registrable Securities sought to be registered by such request.

                     Subject to Section 2.2(b) and Section 2.2(d), upon any such request, the Issuer will effect the registration of:

                     (i) the Registrable Securities requested to be registered by the Stockholders Representative;

                     (ii) such number of shares of Issuer Common Stock that the Issuer requests to be included in such registration in light of the Issuer's reasonable determination of its capital needs at such time; and

                     (iii) subject to the prior written consent of the Stockholders Representative, all other shares of Issuer Common Stock not held by the Stockholders which the Issuer has been requested to register by the holders thereof by written request given to the Issuer by such holders within 15 days after the giving of written notice of such registration by the Issuer to the holders; provided that the consent of the Stockholders Representative will not be required to include in such registration (subject to the cutbacks as provided in Section 2.2(d)) shares of Issuer Common Stock issued in connection with an acquisition or strategic relationship.

                     Notwithstanding the foregoing, but subject to the rights of holders of Registrable Securities under Section 2.3, if the Issuer at any time furnishes to the Stockholders Representative a Material Event Notice, the Issuer may defer the filing (but not the preparation) of a registration statement to be filed pursuant to this Section 2.2 for up to the earlier of (i) 60 days and (ii) the public disclosure of the material transaction which necessitated such Material Event Notice (but the Issuer shall use its reasonable best efforts to complete the transaction and to file the registration statement as soon as possible thereafter); provided, however, that the Issuer may not delay filing of such registration statement pursuant to this Section 2.2 more than twice in any twelve month period.

                     (b) Shelf Registration. At any time following receipt by the Issuer of a Demand Notice, the Issuer may, in lieu of effecting registration pursuant to Section 2.2(a), elect by written notice to the Stockholders Representative to prepare and file with the Commission a registration statement on Form S-3 (or, if such form is unavailable, such other form as the Issuer determines to be available and appropriate and selects with the consent of the holders of a majority of the Registrable Securities) that shall provide for sales of Registrable Securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the Commission) in accordance with the intended method or methods of disposition by the holders of the Registrable Securities (a "Shelf Registration Statement"). Notwithstanding anything to the contrary in Section 2.5, in the event the Issuer files a Shelf Registration Statement as provided above:

                     (i) once effective, the Issuer shall use reasonable best efforts to keep the Shelf Registration Statement continuously effective until the earlier of (x) such time as all Registrable Securities that could be sold under such Shelf Registration Statement have either been sold and (y) such time as there are no longer any Registrable Securities outstanding; and

                     (ii) if any holder of Registrable Securities shall propose to sell any Registrable Securities pursuant to this Section 2.2(b), the Stockholders Representative shall notify the Issuer of such holder's intent to do so at least five Business Days prior to such sale, and the provision of such notice to the Issuer shall be deemed to constitute a representation that any information previously supplied by the Stockholders Representative is accurate as of the date of such notice.

                     (c) Stockholders Shelf Registration. At any time following the one year anniversary of an IPO, the Stockholders may request, in lieu of requesting a registration pursuant to Section 2.2(a), by written notice of the Stockholders Representative to the Issuer, that the Issuer prepare and file with the Commission a registration statement on Form S-3 to permit the Stockholders to sell Registrable Securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the Commission) in accordance with the intended method or methods of disposition by the holders of the Registrable Securities (a "Stockholders Shelf Registration Statement"); provided that in each calendar year prior to 2009, the dollar value of Registrable Securities that may be sold under such Stockholders Shelf Registration Statement shall in no event exceed an amount of gross offering proceeds that, if added to all other gross offering proceeds realized by the Stockholders in connection with any other registration of Registrable Securities hereunder in such calendar year, is greater than the Target Amount for such calendar year (such proceeds to exclude for this purpose any amounts in respect of Registrable Securities that may be purchased by the bookrunning managers pursuant to the exercise of their overallotment option in connection with an offering under the Stockholders Shelf Registration Statement, but to include any amounts in respect of Registrable Securities previously purchased by the bookrunning managers pursuant to the exercise of their overallotment option in connection with any other prior registration of Registrable Securities in such calendar year); and provided further that any such request shall count as a request for purposes of the request limitation set forth in Section 2.2(a). Notwithstanding anything to the contrary in Section 2.5, in the event the Stockholders so request:

                     (i) once effective, the Issuer shall use reasonable best efforts to keep the Stockholders Shelf Registration Statement continuously effective until the earliest of (x) December 31 of the calendar year in which such registration statement becomes effective, (y) such time as all Registrable Securities that could be sold under such Stockholders Shelf Registration Statement have been sold and (z) such time as there are no longer any Registrable Securities outstanding; and

                     (ii) if any holder of Registrable Securities shall propose to sell any Registrable Securities pursuant to this Section 2.2(c), the Stockholders Representative shall notify the Issuer of such holder's intent to do so at least five Business Days prior to such sale, and the provision of such notice to the Issuer shall be deemed to constitute a representation that any information previously supplied by the Stockholders Representative is accurate as of the date of such notice.

                     (d) Priority in Demand Registrations. Subject to Section 6.2, if the bookrunning managers (or, in the case of an offering under this Section 2.2 which is not underwritten, a Nationally Recognized Investment Bank) shall advise the Issuer in writing (with a copy to the Stockholders Representative) that, in their opinion, the number of securities requested and otherwise proposed to be included in such registration exceeds the number that can be sold in such offering without materially and adversely affecting the offering price, the Issuer will include in such registration, to the extent of the number that the Issuer is so advised can be sold in such offering without such effect, first, the Registrable Securities of the Stockholders, on a pro rata basis (based on the number of shares of Registrable Securities requested to be included by each Stockholder), and second, the shares of Issuer Common Stock owned by the Issuer or any other Person, on a pro rata basis.

                     2.3 Incidental Registrations. If the Issuer, at any time following the six month anniversary of the closing of an IPO, proposes to register any of its equity securities under the Securities Act for its own account (other than pursuant to a registration on Form S-4 or S-8 or any successor form) or on behalf of any holder other than the Stockholders, then the Issuer will give prompt written notice to all Stockholders regarding such proposed registration. Upon the written request of any Stockholder made within 15 Business Days after the receipt of any such notice (which request shall specify the number of Registrable Securities intended to be disposed of by such Stockholder and the intended method or methods of disposition thereof), the Issuer will, subject to Parent's purchase right under Section 3.1 and Section 6.3, include such Registrable Securities in such registration on a pro rata basis in accordance with such intended method or methods of disposition, provided that:

                     (a) if, at any time after giving written notice pursuant to this Section 2.3 of its intention to register equity securities and prior to the effective date of the registration statement filed in connection with such registration, the Issuer shall determine for any reason not to register such equity securities, the Issuer may, at its election, give written notice of such determination to each holder of Registrable Securities and, thereupon, shall not be obligated to register any Registrable Securities in connection with such registration (but shall nevertheless pay the Registration Expenses in connection therewith), without prejudice, however, to any rights of the Stockholders to request a registration in accordance with Section 2.1 or Section 2.2;

                     (b) subject to Section 6.2, if in connection with a registration pursuant to this Section 2.3, the bookrunning managers of such registration (or, in the case of an offering that is not underwritten, a Nationally Recognized Investment Bank) shall advise the Issuer in writing (with a copy to the applicable Stockholders) that the number of securities requested and otherwise proposed to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the offering price, then in the case of any registration pursuant to this
Section 2.3, the Issuer will include in such registration to the extent of the number which the Issuer is so advised can be sold in such offering without such effect, first, the securities, if any, being sold by the Issuer or the Person for whose account the registration is being effected, and second, the Registrable Securities of the Stockholders (on a pro rata basis based on the number of shares of Registrable Securities owned by each such Stockholder) that are reasonably required to be registered and sold to cause the aggregate gross proceeds to the Stockholders during such calendar year to be equal to the Target Amount for such year, and third, the shares of Issuer Common Stock held by any Person not referred to above; and

                     (c) any Stockholder shall have the right to withdraw such Stockholder's request for inclusion of such Stockholder's Registrable Securities in any registration statement pursuant to this Section 2.3 by giving written notice to the Issuer of such withdrawal at any time prior to the printing of the Preliminary Prospectus.

                     No registration in accordance with this Section 2.3 shall relieve the Issuer from its obligation to effect a registration under
Section 2.1 or Section 2.2, it being agreed that any gross offering proceeds realized by the Stockholders pursuant to a registration in accordance with this
Section 2.3 (such proceeds to include for this purpose, if applicable, any amounts in respect of Registrable Securities purchased by the bookrunning managers pursuant to the exercise of their overallotment option) shall be taken into account for purposes of Section 2.1 or Section 2.2, as applicable, in measuring the aggregate gross proceeds realized in a given calendar year.

                     2.4 Expenses. The Issuer will pay all Registration Expenses in connection with any registration pursuant to Sections 2.1, 2.2 or 2.3; provided that each seller of Registrable Securities shall pay all Registration Expenses to the extent required to be paid by such seller under applicable law.

                     2.5 Registration Procedures. When the Issuer is required to effect the registration of any Registrable Securities under the Securities Act in accordance with Sections 2.1, 2.2 or 2.3, the Issuer will (except as expressly otherwise provided in Sections 2.1(b), 2.2(b) or 2.2(c)):

                     (a) prepare, and as soon as practicable, but in any event within 60 days thereafter, file with the Commission, a registration statement with respect to such Registrable Securities, make all required filings with the

NASD and use its reasonable best efforts to cause such registration statement to become effective as soon as practicable;

                     (b) prepare and promptly file with the Commission such amendments and post-effective amendments and supplements to such registration statement and the Prospectus used in connection therewith as may be necessary to keep such registration statement effective for so long as is required to comply with the provisions of the Securities Act and to complete the disposition of all securities covered by such registration statement in accordance with the intended method or methods of disposition thereof (including any offering on a delayed or continuous basis pursuant to Section 2.2(c)), but in no event (except in the case of a Shelf Registration Statement or a Stockholders Shelf Registration Statement) for a period of more than four months after such registration statement becomes effective;

                     (c) furnish to counsel selected by the Stockholders Representative or the applicable Stockholders, as the case may be, copies of all documents proposed to be filed with the Commission in connection with such registration (and all documents incorporated by reference into the registration statement or Prospectus), and such documents shall be subject to the review of such counsel, it being agreed that (i) the Issuer shall not file any registration statement or any amendment or post-effective amendment or supplement to such registration statement or the Prospectus used in connection therewith as to which such counsel shall have reasonably objected in writing on the grounds that such amendment or supplement does not comply (explaining why) in all material respects with the requirements of the Securities Act, and (ii) the limitation on filing under clause (i) shall not apply to the extent the Issuer determines that the filing of such amendment or supplement is required by law or necessary to avoid liability under the Securities Act;

                     (d) furnish to the Stockholders Representative or the applicable Stockholders, as the case may be, without charge, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and documents filed therewith) and such number of copies of the Prospectus included in such registration statement (including each Preliminary Prospectus and any summary Prospectus) (and all documents incorporated by reference into the registration statement or Prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as the Stockholders Representative or the applicable Stockholders, as the case may be, may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller in accordance with the intended method or methods of disposition thereof;

                     (e) use reasonable best efforts to register or qualify such Registrable Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as the Stockholders Representative, or the applicable Stockholders, as the case may be, shall reasonably request and do any and all other acts and things which may be necessary or advisable to enable such seller to consummate the disposition of such Registrable Securities in such jurisdictions in accordance with the intended method or methods of disposition thereof; provided that the Issuer shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction in which it is not so qualified, subject itself to taxation in any jurisdiction in which it is not so subject, or take any action which would subject it to general service of process in any jurisdiction wherein it is not so subject;

                     (f) use best efforts to obtain and furnish to the Stockholders Representative, the applicable Stockholders and the bookrunning managers:

                     (i) an opinion of counsel for the Issuer experienced in securities law matters, dated the effective date of the registration statement (and, if such registration includes an underwritten public offering, the date of the closing under the underwriting agreement), and

                     (ii) a "comfort" letter (unless the registration is pursuant to Section 2.3 and such a letter is not otherwise being furnished to the bookrunning managers, if any, in such registration), dated the effective date of such registration statement (and if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have issued an audit report on the Issuer's financial statements or any other Person's financial statements included in the Prospectus included in the registration statement; provided that such comfort letter shall be delivered only to the Stockholders Representative or the applicable Stockholders, as the case may be, if the Stockholders Representative or the applicable Stockholders, as the case may be, represent to such accountants in a form reasonably satisfactory to such accountants that it or they or the bookrunning managers have performed the due diligence customarily performed by a bookrunning manager;

in each case covering such matters as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the bookrunning managers in underwritten public offerings of securities;

                     (g) notify the Stockholders Representative or the applicable Stockholders, as the case may be, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event or existence of any fact as a result of which the registration statement or the Prospectus included in such registration statement (or any documents incorporated by reference into such registration statement or

Prospectus), as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and (i) in the case of a Shelf Registration Statement or a Stockholders Shelf Registration Statement, if the Stockholders have provided notice of an intent to sell, within five Business Days of such notice and (ii) in the case of any other registration statement hereunder, as promptly as is practicable but in any event, no later than 30 days after such notice (except to the extent the Issuer delivers a Material Event Notice, in which case such period may be up to 60 days but shall end upon public disclosure of the material transaction which necessitated such Material Event Notice), prepare and furnish to the Stockholders Representative or the applicable Stockholders, as the case may be, a reasonable number of copies of a supplement to or an amendment of such Prospectus or such registration statement as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus or such registration statement shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

                     (h) otherwise comply with all applicable rules and regulations of the Commission and, to the extent required, make available to the Stockholders Representative or the applicable Stockholders, as the case may be, as soon as reasonably practicable, an earnings statement of the Issuer (in form complying with the provisions of Rule 158 under the Securities Act) covering the period of at least 12 months, but not more than 18 months, beginning with the first month after the effective date of such registration statement;

                     (i) notify the Stockholders Representative or the applicable Stockholders, as the case may be, (i) when the Prospectus has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such registration statement or such Prospectus (or any documents incorporated by reference into such Registration Statement or such Prospectus) or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose and (iv) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or of the institution of any proceedings for any of such purposes;

                     (j) use reasonable best efforts to obtain the lifting of any stop order that might be issued suspending the effectiveness of such registration statement at the earliest possible moment;

                     (k) use its reasonable best efforts (i) (A) to list such Registrable Securities on any securities exchange or market on which the equity securities of the Issuer are then listed or, if no such equity securities are then listed, on an exchange selected by the Issuer, in each case if such listing is then permitted under the rules of such exchange, or (B) if such listing is not practicable, to secure designation of such securities as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 under the Exchange Act or, failing that, to secure NASDAQ authorization for such Registrable Securities, and, without limiting the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD, and (ii) to provide a transfer agent and registrar for such Registrable Securities not later than the effective date of such registration statement and to instruct such transfer agent (A) to release any stop transfer order with respect to the certificates with respect to the Registrable Securities being sold and (B) to furnish certificates without restrictive legends representing ownership of the shares being sold, in such denominations requested by the Stockholders Representative, the applicable Stockholders or the bookrunning managers;

                     (l) furnish to the Stockholders Representative or the applicable Stockholders, as the case may be, on a confidential basis such information regarding the Issuer as the Stockholders Representative or the applicable Stockholders, as the case may be, may reasonably request in connection with any "due diligence" effort of any seller of Registrable Securities;

                     (m) take such other actions as the Stockholders Representative, or the bookrunning managers reasonably request consistent with this Agreement in order to expedite or facilitate the disposition of such Registrable Securities; and

                     (n) cooperate with the holders of Registrable Securities covered by such registration statement to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing the securities to be sold under such registration statement, and enable such securities to be in such denominations and registered in such names as such holders may request.

                     As a condition to its registration of any Registrable Securities, the Issuer may require the Stockholders Representative or the applicable Stockholders, as the case may be, to execute powers-of-attorney, custody arrangements and other customary agreements appropriate to facilitate the offering and to furnish to the Issuer such information regarding such seller of any Registrable Securities as to which any registration is being effected, its ownership of Registrable Securities and the disposition of such Registrable Securities as the Issuer may from time to time reasonably request in writing and as shall be required by law in connection therewith. The Stockholders Representative or the applicable Stockholders, as the case may be, agree to furnish promptly to the Issuer all such information required to be disclosed in order to make the information previously furnished to the Issuer by the

Stockholders Representative or the applicable Stockholders, as the case may be, not materially misleading.

                     By acquisition of Registrable Securities, each holder of such Registrable Securities shall be deemed to have agreed that upon receipt of any notice from the Issuer of the happening of any event of the kind described in Section 2.5(g), such holder will promptly discontinue such holder's disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities (including any Shelf Registration Statement) until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.5(g). If so directed by the Issuer, the Stockholders Representative and each holder of Registrable Securities will deliver to the Issuer (at the Issuer's expense) all copies, other than permanent file copies, in the Stockholders Representative or such holder's possession of the prospectus covering such Registrable Securities at the time of receipt of such notice.

                     2.6 Underwritten Offerings.

                     (a) Underwriting Agreement. If requested by the bookrunning managers for any underwritten offering pursuant to a registration requested under Section 2.1, 2.2 or 2.3, the Issuer and the Stockholders who seek to participate in such registration shall enter into an underwriting agreement with the bookrunning managers for such offering that shall contain such representations and warranties by the Issuer and such other terms and provisions as are customarily contained in agreements of this type, including indemnities to the effect and to the extent provided in Section 2.9. No underwriting agreement (or other agreement in connection with such offering) shall require any holder of Registrable Securities, in their respective capacities as stockholders and/or controlling persons, to make any representations or warranties to or agreements with the Issuer or the bookrunning managers (other than customary representations, warranties or agreements regarding such holder's power and authority to enter into the underwriting agreement, the absence of conflicts with such agreement and the enforceability of such agreement against such holder, the ownership of such holder's Registrable Securities and such holder's intended method or methods of disposition and any other representation required by law) or to furnish any indemnity to any Person which is broader than the indemnity furnished by such holder pursuant to Section 2.9. Notwithstanding anything to the contrary in this Agreement, any fees or commissions payable to any bookrunning manager pursuant to a registration requested under Section 2.1 shall be appropriate in light of (i) the fees or commissions paid or payable in similarly sized initial public offerings of U.S. equity and (ii) the competitive underwriting market for large U.S. equity offerings and shall be economically identical to the fees and commissions payable to the other two bookrunning managers. The aggregate amount of all such fees and commissions shall be subject to the reasonable approval of the Stockholders Representative; provided that such approval shall be evidenced by written notice to the Issuer and any such bookrunning managers prior to the execution of any underwriting agreements, and if the bookrunning managers to be designated by Parent do not agree to the proposed fees, Parent shall have the right to designate substitute bookrunning managers pursuant to the provisions of Section 2.6(b), subject to this Section 2.6(a). Any fees or commissions payable to any bookrunning managers pursuant to a registration request under Section 2.2 shall be subject to the approval of the Stockholders Representative.

                     (b) Selection of Underwriters. If a registration is requested under Section 2.1, the Issuer and the Stockholders Representative will have the right to select the bookrunning managers for such offering as follows: the Stockholders Representative will have the right to select, in its sole discretion, one lead bookrunning manager (which shall be a Nationally Recognized Investment Bank) and the Issuer will have the right to select, in its sole discretion, two lead bookrunning managers (which shall be Nationally Recognized Investment Banks). Such Nationally Recognized Investment Banks selected by the Stockholders Representative and the Issuer will act as the joint lead bookrunning managers of such offering. Whenever a registration requested pursuant to Section 2.2 is for an underwritten offering, the Stockholders Representative will have the right to select one or more bookrunning managers (which shall be Nationally Recognized Investment Banks) reasonably satisfactory to the Issuer to administer such offering. If the Issuer at any time proposes to register any of its securities under the Securities Act for sale for its own account pursuant to an underwritten offering as to which the Stockholders may participate under Section 2.3, the Issuer will have the right to select one or more bookrunning managers (which shall be Nationally Recognized Investment Banks) to administer the offering. The Issuer will have the right to designate the market stabilization agent in connection with any registration under (a)
Section 2.1 or (b) Section 2.3 if the Issuer at any time proposes to register any of its securities under the Securities Act for sale for its own account pursuant to an underwritten offering as to which the Stockholders may participate, and the Stockholders Representative after reasonable consultation with the Issuer will have the right to designate the market stabilization agent in connection with any registration under Section 2.2. For purposes of this Agreement, references to bookrunning managers shall mean the bookrunning managers selected in accordance with this Section 2.6(b).

                     2.7 Holdback Agreements.

                     (a) When the Issuer proposes to register any of its equity securities under the Securities Act for its own account (other than on Form S-4 or S-8 or any successor form) or effects the registration of any Registrable Securities under the Securities Act pursuant to Section 2.1, 2.2 or 2.3 or otherwise, each holder of Registrable Securities agrees by acquisition of such Registrable Securities not to effect any sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, or to request registration under Section 2.1 or Section 2.2 of any Registrable Securities within seven days prior to and 90 days (unless advised by the bookrunning managers that a longer period, not to exceed 180 days, is required, or such shorter period as the bookrunning managers for any underwritten offering may agree) after the effective date of the registration statement relating to such registration, except as part of such registration or unless, in the case of a sale or distribution not involving a public offering permitted under this agreement, the permitted transferee agrees in writing to be subject to this Section 2.7 even if such Registrable Securities cease to be Registrable Securities upon such transfer. If requested by such bookrunning managers, each holder of Registrable Securities agrees to execute an agreement (consistent with such bookrunning managers' customary form of holdback agreement) to such effect with the Issuer so long as each director and each officer of the Issuer, to the extent requested by the bookrunning managers, also executes such agreements.

                     (b) The Issuer agrees not to effect any public sale or distribution of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities within seven days prior to and 90 days (unless advised in writing by the bookrunning managers that a longer period, not to exceed 180 days, is required, or such shorter period as the bookrunning managers for any underwritten offering may agree) after the effective date of any registration statement filed pursuant to Section 2.1 or
Section 2.2 (except (i) as part of such registration, (ii) as permitted by the related underwriting, (iii) pursuant to an employee equity compensation plan,
(iv) pursuant to an acquisition or strategic relationship, bank, equipment or other financing or similar transaction or (v) pursuant to a registration on Form S-4 or S-8 or any successor form).

                     2.8 Stock Splits; Adjustment to Share Numbers. Each holder of Registrable Securities agrees that it will vote to effect a stock split, reverse stock split, recapitalization or combination with respect to any Registrable Securities in connection with any registration of any Registrable Securities hereunder, or otherwise, if the bookrunning managers shall advise the Issuer in writing (or, in connection with an offering that is not underwritten, if an investment banker shall advise the Issuer in writing) that in its opinion such a stock split, reverse stock split, recapitalization or combination would facilitate or increase the likelihood of success of the offering. The Issuer shall cooperate in all respects in effecting any such stock split, reverse stock split, recapitalization or combination. Notwithstanding anything herein to the contrary, any computation of a number of shares of Issuer Common Stock under this Agreement (and any related purchase price) shall be appropriately adjusted to take into account any stock split, reverse stock split, recapitalization or combination of Issuer Common Stock.

                     2.9 Indemnification.

                     (a) Indemnification by the Issuer. The Issuer shall, and hereby does, indemnify and hold harmless, in the case of any registration statement hereunder, each seller of any Registrable Securities covered by such registration statement and each Person who controls such seller and their respective directors, officers, partners, shareholders, employees, representatives, agents and Affiliates or controlling persons against any losses, claims, damages or liabilities, joint or several, to which such seller or any such director, officer, partner, shareholder, employee, representative, agent, Affiliate or controlling person may become subject under the Securities Act or otherwise, including the reasonable fees and expenses of legal counsel, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any Preliminary Prospectus, final Prospectus or summary Prospectus contained therein, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and the Issuer will promptly reimburse each such seller and each such director, officer, partner, shareholder, employee, representative, agent, Affiliate and controlling person for any legal or any other expenses (including expense advances for investigation) reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that the Issuer shall not be liable (i) in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such Preliminary Prospectus, final Prospectus, summary Prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Issuer by or on behalf of such seller expressly for use therein, unless prior to the printing of such Preliminary Prospectus, final Prospectus, summary Prospectus, amendment or supplement the Issuer was furnished information which corrected or made not misleading the previously furnished information and the Issuer failed to incorporate such additional information into the registration statement and Prospectus amendment or supplement or (ii) for the use of any Prospectus after such time as the Issuer has advised such indemnified party in writing that the filing of a post-effective amendment or supplement thereto is required, except for the use of the Prospectus as so amended or supplemented, or the use of any Prospectus after such time as the obligation of the Issuer to keep the same current and effective has expired. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any such seller or any such director, officer, partner, shareholder, employee, representative, agent, Affiliate or controlling person and shall survive the transfer of such securities by such seller. The reimbursements required by this Section 2.9(a) will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred and reasonable documentation of the same is provided to the indemnifying party.

                     (b) Indemnification by the Sellers. Each seller of any Registrable Securities and each other Person who controls such seller, within the meaning of the Securities Act shall, and hereby does, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.9(a)) the Issuer and each Person who controls the Issuer, and their respective directors, officers, partners, shareholders, employees, representatives, agents, Affiliates or controlling Persons, with respect to (i) any untrue statement or alleged untrue statement of a material fact contained in or any omission or alleged omission to state therein a material fact in any such registration statement, any Preliminary Prospectus, final Prospectus or summary Prospectus contained therein, or any amendment or supplement thereto, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Issuer by or on behalf of such seller, expressly for use therein, unless prior to the printing of such Preliminary Prospectus, final Prospectus, summary Prospectus, amendment or supplement the Issuer was furnished information which corrected or made not misleading the previously furnished information and the Issuer failed to incorporate such additional information into the registration statement and Prospectus amendment or supplement, and (ii) the use of any prospectus after such time as the Issuer has advised such indemnified party in writing that the filing of a post-effective amendment or supplement thereto is required, except for the use of the Prospectus as so amended or supplemented, or the use of any Prospectus after such time as the obligation of the Issuer to keep the same current and effective has expired; provided, however, that the liability of such indemnifying party under this Section 2.9(b) shall be limited to the amount of net proceeds received by such indemnifying party in the offering giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Issuer or any such director, officer, partner, shareholder, employee, representative, agent, Affiliate or controlling Person and shall survive the transfer of such securities by such seller. The reimbursements required by this Section 2.9(b) will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred and reasonable documentation of the same is provided to the indemnifying party.

                     (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Section 2.9(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the indemnifying party of the commencement of such action or proceeding; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under Section 2.9(a) or (b), as the case may be, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable out-of-pocket costs incurred in connection with complying with requests for production, depositions, interrogatories and the like; provided, however, that if the indemnified party believes it is advisable for it to be represented by separate counsel because it has been advised by counsel that there exists a potential conflict of interest between its interests and those of the indemnifying party with respect to such claim, or there exist defenses available to such indemnified party which may not be available to the indemnifying party, the indemnified party may retain counsel satisfactory to it and the indemnifying party shall pay all fees and expenses of such counsel in accordance with Section 2.9(a) or (b) as applicable. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its prior written consent. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that is the subject of an indemnification obligation hereunder which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the indemnifying party. No indemnified party shall consent to entry of judgment or enter into any settlement of such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably requested in connection with the defense of such claim and litigation resulting therefrom.

                     (d) Contribution. If the indemnification provided for in this Section 2.9 shall for any reason be held by a court of competent jurisdiction to be unavailable to an indemnified party under Section 2.9(a) or
(b), as the case may be, in respect of any loss, claim, damage or liability, or any action or proceeding in respect thereof, then, in lieu of the amount paid or payable under Section 2.9(a) or (b), as the case may be, the indemnified party and the indemnifying party under Section 2.9(a) or (b), as the case may be, shall contribute to the aggregate losses, claims, damages and liabilities (including reasonable legal or other expenses incurred in connection with investigating the same), to the extent permitted under applicable law in such proportion as is appropriate to reflect the relative fault of the Issuer and the prospective sellers of Registrable Securities covered by the registration statement in connection with the statements or omissions that resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, as well as any other relevant equitable considerations (the relative fault of the Issuer and such prospective sellers to be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or such prospective sellers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission). The parties hereto acknowledge that in no event shall the obligation of any indemnifying party to contribute under this
Section 2.9 exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Sections 2.9(a) or (b) had been available under the circumstances. The Issuer and each holder of Registrable Securities agree that it would not be just and equitable if contributions pursuant to this Section 2.9(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the first sentence of this Section 2.9(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to a contribution from any Person who was not guilty of such fraudulent misrepresentation. In no event shall any prospective seller be obligated to make a contribution pursuant to this Section 2.9(d) in excess of the amount of net proceeds received by such prospective seller in the offering giving rise to such obligation. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent.

                     2.10 Rule 144. If the Issuer shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act, the Issuer covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder and it will take such further action as any holder of Registrable Securities or Issuer Common Stock may reasonably request, all to the extent required from time to time to enable such holder to sell shares of Registrable Securities or Issuer Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rules or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities or Issuer Common Stock, the Issuer will deliver to such holder a written statement as to whether it has complied with such requirements.

                     2.11 Excess Proceeds. Notwithstanding anything to the contrary contained in this Agreement, in the event that the actual per share offering price in an offering under Section 2.1 exceeds the lowest Anticipated Offering Price or the lowest anticipated per share price under clause (z) of
Section 2.1(c)(ii), the Stockholders shall be entitled to receive the proceeds from such offering even if such excess results in the Stockholders realizing aggregate gross proceeds in a given calendar year above the Target Amount for such calendar year.

                                  ARTICLE III

                             PARENT PURCHASE RIGHTS

                     3.1 Purchase Right Prior to the Closing under a Registration Statement.

                     (a) Following a request for registration under Section 2.1,
Section 2.2 or Section 2.3, subject to the penultimate sentence of Section 2.1(e), Parent shall have the right, exercisable prior to the earliest of (i) the execution of an underwriting agreement in respect of an offering that is the subject of such registration request; (ii) the delivery by the Stockholders Representative of an Election Notice pursuant to Section 2.1(d)(iv); and (iii) the time when such offering is terminated by an Election Notice pursuant to
Section 2.1(d)(v), by written notice to the Issuer and the Stockholders Representative (any such notice, a "Purchase Notice"), to purchase from the Stockholders, and the Stockholders shall have the obligation to sell to Parent, free and clear of all Liens, the following number of Registrable Securities for the following aggregate purchase price (it being agreed that if the remaining number of Registrable Securities held by the Stockholders at such time is fewer than would be required to be purchased and sold under the following provisions, the number of Registrable Securities to be purchased and sold will be reduced to such remaining number of Registrable Securities and the aggregate purchase price required to be paid under the following provisions will be reduced proportionately):

                     (i) in the case of a registration request under Section 2.1, such number of Registrable Securities as is equal to:

                     (A) in all cases other than those addressed in clauses (B),
(C) and (D) below, the nearest whole number obtained by dividing (x) the Initial Stated Amount in such registration request by (y) the Public Market Value, in which case the aggregate purchase price for such Registrable Securities shall equal the Initial Stated Amount;

                     (B) if such Purchase Notice is sent after an Election Notice has been delivered in connection with such registration, but before the delivery of the Second Election Notice, if any, in which the Stockholders have elected to sell a Specified Share Number, the number of Registrable Securities shall be such Specified Share Number and the aggregate purchase price shall equal the aggregate Public Market Value for such Specified Share Number;

                     (C) if such Purchase Notice is sent after a Second Election Notice contemplated by Section 2.1(e)(i)(z) that requests a Third Underwriters' Notice has been delivered, the number of Registrable Securities shall be equal to the sum (the "Aggregate Specified Amount") of (x) the Specified Share Number and (y) the Additional Share Amount and the aggregate purchase price shall equal the aggregate Public Market Value for the Aggregate Specified Amount or

                     (D) if such Purchase Notice is sent after a Second Election Notice contemplated by Section 2.1(e)(ii)(z) has been delivered, the number of Registrable Securities shall be equal to the sum (the "Clause (ii) Aggregate Specified Amount") of (x) the Specified Share Number and (y) the Clause (ii) Additional Amount and the aggregate purchase price shall equal the aggregate Public Market Value for the Clause (ii) Aggregate Specified Amount;

provided that, in the case of clause (B) or (D) above, if an Underwriters' Notice pursuant to Section 2.1(c)(ii) has been delivered, Parent's purchase right pursuant to this Section 3.1(a) shall include such additional number of Registrable Securities as is equal to the nearest whole number obtained by dividing (i) the excess of (I) the Initial Stated Amount in such offering over
(II) the Maximum Realizable Amount in such offering by (ii) the Public Market Value (and the aggregate purchase price in each such case shall be increased by the excess of the Initial Stated Amount for such offering and the Maximum Realizable Amount in such offering, it being understood that Parent shall in no event be required to pay more to the Stockholders in the aggregate than the Initial Stated Amount in connection with the exercise of a purchase right under this Section 3.1); and

                     (ii) in the case of a registration request pursuant to
Section 2.2 or Section 2.3 all, but not less than all, of the Registrable Securities that the Stockholders seek to register pursuant to such registration request, and the aggregate purchase price in each such case shall equal the aggregate Public Market Value of such Registrable Securities.

                     (b) If a purchase right is exercised by Parent under this
Section 3.1 in respect of Registrable Securities that are the subject of a pending registration request under Section 2.1, and if such purchase is not consummated by September 30 of the calendar year in which such request for registration was made (as such date may be extended pursuant to Section 2.1(i); such date, the "Trigger Date"), the aggregate consideration to be paid by Parent to the Stockholders in accordance with Section 3.4 shall accrue simple interest at Prime Rate from the first day after the Trigger Date through and including the date on which such payment is made. Parent shall have the right to assign its purchase rights under this Section 3.1 to one or more of its Affiliates (including the Issuer), provided that Parent shall remain liable for the obligations of such Affiliates in connection with such transaction; provided further that if Parent assigns any of its purchase rights under this Section 3.1 to the Issuer or any of the Issuer's Subsidiaries, the Registrable Securities purchased by the Issuer or the applicable Subsidiary of the Issuer pursuant to this Section 3.1 shall be cancelled and shall no longer by outstanding, in each case immediately following such purchase.

                     (c) Upon delivery of a Purchase Notice under this Section 3.1, the pending registration request of the Stockholders under Section 2.1,
Section 2.2 or Section 2.3 that triggered such Purchase Notice shall automatically be suspended and, upon completion of the purchase and sale contemplated by such Purchase Notice in accordance with this Article III, shall be terminated and have no further force or effect. If such terminated registration was initiated under Section 2.2, such terminated registration will reduce by one the number of permitted registration requests available to the Stockholders at such time under such Section 2.2.

                     3.2 Purchase Right Following the Closing under a Registration Statement.

                     (a) Subject to the penultimate sentence of Section 2.1(e), within five Business Days following the earlier of (x) the closing of an offering initiated pursuant to Section 2.1, and (y) the occurrence of a Stop Order Event, the Stockholders Representative shall notify Parent in writing (any such notice, a "Shortfall Notice") as follows:

                     (i) If an Underwriters' Notice contemplated by Section 2.1(c)(i) was delivered in connection with such offering, if the Stockholders Representative delivered an Election Notice contemplated by Section 2.1(d)(i), and (A) if a Second Election Notice was not delivered, the Shortfall Notice will state this and will specify the shortfall in Registrable Securities sold in such offering, which shall equal the number, if any, of Registrable Securities included within the Specified Share Number that were not sold in such offering or (B) if a Second Election Notice requesting a Third Underwriter's Notice was delivered as contemplated by Section 2.1(e)(i)(z), and thereafter a Third Election Notice to proceed with the offering pursuant to Section 2.1(f) was delivered, the Shortfall Notice will state this and will specify the shortfall in Registrable Securities sold in such offering, which shall equal the number, if any, of Registrable Securities included within the Aggregate Specified Amount that were not sold in such offering;

                     (ii) If an Underwriters' Notice contemplated by Section 2.1(c)(i) was delivered in connection with such offering, if the Stockholders Representative delivered an Election Notice contemplated by Section 2.1(d)(ii), and if the offering did not realize gross proceeds equal to, or in excess of, the Initial Stated Amount, the Shortfall Notice will state this and will specify the shortfall in Registrable Securities sold in such offering, which shall equal the number of Registrable Securities (to the nearest whole number) obtained by dividing (x) the excess of (I) the Initial Stated Amount in such offering over
(II) the gross proceeds realized in such offering by (y) the Adjusted Public Market Value in such offering;

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
                     (iii) If an Underwriter's Notice contemplated by Section 2.1(c)(ii) was delivered in connection with such offering, if the Stockholders Representative delivered an Election Notice contemplated by Section 2.1(d)(i) and (A) if a Second Election Notice was not delivered, the Shortfall Notice will state this and will specify the shortfall in Registrable Securities sold in such offering, which shall equal the sum of (x) the number, if any, of Registrable Securities included within the Specified Share Number that were not sold in such offering and (y) the number of Registrable Securities (to the nearest whole number) obtained by dividing (A) the excess of (I) the Initial Stated Amount in such offering over (II) the Maximum Realizable Amount in such offering by (B) the Adjusted Public Market Value in such offering or (B) if a Second Election Notice requesting a Third Underwriter's Notice was delivered as contemplated by
Section 2.1(e)(ii)(z) and thereafter a Third Election Notice to proceed with the offering pursuant to Section 2.1(f) was delivered, the Shortfall Notice will state this and will specify the shortfall in Registrable Securities sold in such offering, which shall equal the sum of (x) the number, if any, of Registrable Securities included within the Clause (ii) Aggregate Specified Amount that were not sold in such offering and (y) the number of Registrable Securities (to the nearest whole number) obtained by dividing (A) the excess of (I) the Initial Stated Amount in such offering over (II) the Maximum Realizable Amount in such offering by (B) the Adjusted Public Market Value in such offering; and

                     (iv) If an Underwriter's Notice contemplated by Section 2.1(c)(ii) was delivered in connection with such offering, if the Stockholders Representative delivered an Election Notice contemplated by Section 2.1(d)(iii), and if the offering did not realize gross proceeds equal to, or in excess of, the Maximum Realizable Amount in such offering, the Shortfall Notice will state this and will specify the shortfall in Registrable Securities sold in such offering, which shall equal the sum of (x) the number of Registrable Securities (to the nearest whole number) obtained by dividing (I) the excess of (A) the Maximum Realizable Amount in such offering over (B) the gross proceeds realized in such offering by (II) the Adjusted Public Market Value of a Registrable Security in such offering and (y) the number of Registrable Securities (to the nearest whole number) obtained by dividing (1) the excess of (i) the Initial Stated Amount over (ii) the Maximum Realizable Amount by (2) the Adjusted Public Market Value in such offering.

                     (b) For a period of 10 Business Days from receipt of a Shortfall Notice, Parent shall have the right, exercisable by delivery of a Purchase Notice to the Stockholders Representative, to purchase from the Stockholders, on a pro rata basis, and the Stockholders shall have an obligation to sell to Parent, free and clear of all Liens, the Shortfall Number of Registrable Securities as specified in such Shortfall Notice at a price per share equal to the Adjusted Public Market Value in the offering; provided that
(i) if the remaining number of Registrable Securities held by the Stockholders at such time is fewer than Parent would be entitled to purchase and fewer than the Stockholders would be required to sell pursuant to this Section 3.2, the number of Registrable Securities to be purchased and sold will be reduced to such remaining number of Registrable Securities and the aggregate purchase price will be reduced proportionately and (ii) the aggregate consideration payable to the Stockholders by Parent upon the exercise of any such purchase right shall in no event exceed the excess of the Initial Stated Amount over the gross offering proceeds received by the Stockholders in the offering. Parent shall have the right to assign its purchase rights under this Section 3.2 to one or more of its Affiliates (including the Issuer), provided that Parent shall remain liable for the obligations of such Affiliates in connection with such purchase transaction; provided further that if Parent assigns any of its purchase rights under this
Section 3.2 to the Issuer or any of the Issuer's Subsidiaries, the Registrable Securities purchased by the Issuer or the applicable Subsidiary of the Issuer pursuant to this Section 3.2 shall be cancelled and shall no longer be outstanding, in each case immediately following such purchase.

                     3.3 Parent Call Right. In addition to Parent's purchase rights pursuant to Section 3.1 and Section 3.2, Parent shall have the right to purchase from each Stockholder, and each Stockholder shall have the obligation to sell to Parent, free and clear of all Liens, such Stockholder's Issuer Common Stock (the "Parent Call Right"), such right to be exercisable at any time (or from time to time) during the 12 month period commencing on the fifth anniversary of the Closing (the "Call Period") by written notice to the Issuer and the Stockholders Representative (a "Call Notice") at any time during such 12 month period. Parent may elect to purchase during the Call Period either (i) all (but not less than all) of the shares of Issuer Common Stock held by the Stockholders or (ii) such number of shares of Issuer Common Stock as is equal to the nearest whole number obtained by dividing (I) $4,000,000,000 by (II) the greater of (x) the Public Market Value of a Registrable Security and (y) the Initial Transaction Value of a share of Issuer Common Stock. If Parent elects pursuant to clause (ii) of the immediately preceding sentence to purchase only a portion of the shares of Issuer Common Stock during the Call Period, Parent shall, by written notice to the Issuer and the Stockholder Representative (a "Second Call Notice") within 12 months following the expiration of the Call Period, purchase from each Stockholder, and each Stockholder shall sell to Parent, all, but not less than all, of the remaining shares of Issuer Common Stock of the Stockholders. The purchase price per share of Issuer Common Stock purchased by Parent under this Section 3.3 shall equal either (A) if such share is purchased during the Call Period, the greater of (1) the Public Market Value of such Issuer Common Stock as of the date of the Call Notice and (2) the Initial Transaction Value of such Issuer Common Stock or (B) if such share is purchased during the 12 month period following the Call Period, the greater of
(X) the aggregate Public Market Value of such remaining shares of Issuer Common Stock as of the date of the Second Call Notice and (Y) the aggregate Initial Transaction Value of such remaining shares of Issuer Common Stock. Parent shall have the right to assign the Parent Call Right to one or more of its affiliates (including the Issuer), provided that Parent shall remain liable for the obligations of such affiliates in connection with the exercise of such Parent Call Right; provided further that if Parent assigns any of the Parent Call

Rights to the Issuer or any of the Issuer's Subsidiaries, shares of Issuer Common Stock purchased by the Issuer or the applicable Subsidiary of the Issuer pursuant to the exercise of any such Parent Call Right shall be cancelled and shall no longer be outstanding, in each case immediately following such purchase.

                     3.4 Payment. Any payment obligation of Parent or its assignees pursuant to this Article III (including, for the avoidance of doubt, pursuant to Section 3.6) may be satisfied at Parent's election provided by written notice to the Stockholders Representative at least five Business Days prior to the closing of a purchase transaction contemplated by this Article III, in (a) cash, (b) shares of Parent Common Stock or (c) a combination thereof. To the extent that Parent elects to satisfy any such payment obligation, partially or wholly, in shares of Parent Common Stock (i) such shares shall immediately after issuance be the subject of an effective registration statement on Form S-3 allowing for the resale of such shares by the Stockholders in accordance with the Securities Act and (ii) the number of such shares issued to the Stockholders, on a pro rata basis, shall equal the number of shares of Parent Common Stock (to the nearest whole number) obtained by dividing (x) the cash consideration otherwise payable to the Stockholders in order to satisfy such payment obligation by (y) the Parent Common Stock Market Value.

                     3.5 Closing. The closing of any purchase transaction contemplated by this Article III shall occur, unless the parties to such transaction otherwise agree, on the later of (i) the 15th Business Day following receipt by the Stockholders Representative of the Purchase Notice, the Call Notice or the Second Call Notice and (ii) if an appraisal is required in order to establish the Fully Distributed Public Market Value of Registrable Securities that are subject to such purchase transaction, on the 15th Business Day following the completion of such appraisal process; provided, however, that if there shall be any governmental approvals (including the effectiveness of a resale registration statement on Form S-3 of Parent, if applicable, provided that if so applicable, Parent shall use its reasonable best efforts to cause such registration statement to be declared effective as soon as practicable following delivery by Parent of the Purchase Notice, the Call Notice or the Second Call Notice, or the case may be) or other regulatory waiting periods with respect to the consummation of such transaction, such closing shall take place on the fifth Business Day following the receipt of any such governmental approvals or the expiration or termination of any such regulatory waiting periods.

                     3.6 December 20 Closing. Notwithstanding anything to the contrary set forth herein, the closing of any purchase transaction resulting from the exercise of a purchase right pursuant to (a) Section 3.1 in respect of Registrable Securities that are the subject of a pending registration request under Section 2.1 or (b) Section 3.2, shall occur no later than December 20 of the year in which such registration was requested. If any such closing has not occurred prior to such date, such closing shall be held on December 20 or, if

December 20 of the applicable year is not a Business Day, the next Business Day (any such closing, a "December 20 Closing"). If an appraisal is required in order to establish the Fully Distributed Public Market Value of Registrable Securities that are the subject of a December 20 Closing, but the appraisal process pursuant to Section 5.1 has not been completed by such closing date, Parent shall purchase, free and clear of all Liens, and the Stockholders shall sell, the Registrable Securities that are subject to such purchase transaction at the Preliminary Fully Distributed Public Market Value. Following such December 20 Closing, promptly upon the completion of the appraisal process pursuant to Section 5.1 (unless the Fully Distributed Public Market Value pursuant to such appraisal process is identical to the Preliminary Fully Distributed Public Market Value), a second closing (the "Second Closing") shall occur at which:

                     (a) if the Fully Distributed Public Market Value pursuant to such appraisal process is greater than the Preliminary Fully Distributed Public Market Value, Parent shall transfer to the Stockholders, on a pro rata basis and free and clear of all Liens, such number of Registrable Securities as is equal to the nearest whole number obtained by dividing (x) the excess of (A) the number of Registrable Securities sold at the December 20 Closing multiplied by the Fully Distributed Public Market Value pursuant to such appraisal process over (B) the number of Registrable Securities sold at the December 20 Closing multiplied by the Preliminary Fully Distributed Public Market Value by (y) the Fully Distributed Public Market Value pursuant to such appraisal process; or

                     (b) if the Fully Distributed Public Market Value pursuant to such appraisal process is less than the Preliminary Fully Distributed Public Market Value, the Stockholders, on a pro rata basis, shall transfer to Parent free and clear of all Liens, such number of Registrable Securities as is equal to the nearest whole number obtained by dividing (x) the excess of (A) the number of Registrable Securities sold at the December 20 Closing multiplied by the Preliminary Fully Distributed Public Market Value over (B) the number of Registrable Securities purchased by Parent at the December 20 Closing multiplied by the Fully Distributed Public Market Value pursuant to such appraisal process by (y) the Fully Distributed Public Market Value pursuant to such appraisal; provided, however, that, if the remaining number of Registrable Securities held by the Stockholders at such time is fewer than the number that would be required to comply with this subsection (b), the Stockholders shall pay to Parent, pro rata, an aggregate cash amount equal to the excess of (A) the number of Registrable Securities sold at the December 20 Closing multiplied by the Preliminary Fully Distributed Public Market Value over (B) the product of (i) the aggregate number of Registrable Securities transferred by the Stockholders to Parent at both the December 20 Closing and the Second Closing and (ii) the Fully Distributed Public Market Value pursuant to such appraisal process.

                                   ARTICLE IV

                             STOCKHOLDER SELL RIGHT

                     4.1 Sell Right. Except as stated in the final proviso in
Section 2.1(b) or in the penultimate sentence of Section 2.1(e), for a period of 10 Business Days following (a) the failure to achieve any of the registration milestones set forth in clauses (i) through (iv) of Section 2.1(b) in connection with a registration requested pursuant to Section 2.1, (b) the expiration of the period during which Parent may exercise a purchase right under Section 3.2(b) in connection with a requested registration under Section 2.1, or (c) the delivery of an Election Notice pursuant to Section 2.1(d)(iv) the Stockholders Representative shall have the right (each, a "Sell Right"), exercisable by written notice to Parent (any such notice, a "Sell Notice"), to require Parent to purchase, and Parent shall purchase from the Stockholders, on a pro rata basis:

                     (i) in the case of clause (a) above, such number of Registrable Securities as is equal to either (A) the nearest whole number obtained by dividing (x) the Initial Stated Amount in such registration request by (y) the Public Market Value, in which case the aggregate purchase price for such Registrable Securities shall equal the Initial Stated Amount or (B) (I) if such Sell Notice is sent after an Election Notice has been delivered in connection with such registration in which the Stockholders have elected to sell a Specified Share Number (but prior to the delivery of any Second Election Notice), the number of Registrable Securities shall be such Specified Share Number and the aggregate purchase price shall equal the aggregate Public Market Value for such Specified Share Number, (II) if such Sell Notice is sent after a Second Election Notice contemplated by Section 2.1(e)(i)(z) has been delivered, the number of Registrable Securities shall be the Aggregate Specified Amount and the aggregate purchase price shall equal the aggregate Public Market Value for the Aggregate Specified Amount or (III) if such Sell Notice is sent after a Second Election Notice contemplated by Section 2.1(e)(ii)(z) has been delivered, the number of Registrable Securities shall be the Clause (ii) Aggregate Specified Amount and the aggregate purchase price shall equal the aggregate Public Market Value for the Clause (ii) Aggregate Specified Amount (provided that if the remaining number of Registrable Securities held by the Stockholders at such time is fewer than the number Parent would be required to purchase and fewer than the number the Stockholders would be entitled to sell pursuant to this Section 4.1, the number of Registrable Securities to be purchased and sold will be reduced to such remaining number of Registrable Securities and the aggregate purchase price will be reduced proportionately);

                     (ii) in the case of clause (b) above, such number of Registrable Securities, valued as provided in Section 3.2, as were subject to the purchase right of Parent under Section 3.2 in connection with such requested registration; or

                     (iii) in the case of clause (c) above, such number of Registrable Securities as is equal to the nearest whole number obtained by dividing (x) the Initial Stated Amount in such registration request by (y) the Public Market Value, in which case the aggregate purchase price for such Registrable Securities shall equal the Initial Stated Amount (provided that if the remaining number of Registrable Securities held by the Stockholders at such time is fewer than the number Parent would be required to purchase and fewer than the number the Stockholders would be entitled to sell pursuant to this
Section 4.1, the number of Registrable Securities to be purchased and sold will be reduced to such remaining number of Registrable Securities and the aggregate purchase price will be reduced proportionately).

Parent shall have the right to assign its rights and obligations under this
Section 4.1 to one or more of its Affiliates (including the Issuer), provided that Parent shall remain liable for the obligations of such Affiliates in connection with such transaction; provided further that if Parent assigns any of its rights and obligations under this Section 4.1 to the Issuer or any of the Issuer's Subsidiaries, the Registrable Securities purchased by the Issuer or the applicable Subsidiary of the Issuer pursuant to this Section 4.1 shall be cancelled and shall no longer by outstanding, in each case immediately following such purchase.

                     4.2 Penalty for Delayed Closing. If a Sell Right is exercised by Stockholders Representative under clause (a) of the first sentence of Section 4.1 and such purchase is not consummated by September 30 of the calendar year in which such request for registration was made (as such date may have been extended under Section 2.1(i)), the aggregate consideration to be paid by Parent to the Stockholders in accordance with Section 4.1 shall accrue simple interest at Prime Rate from October 1 (or the first day after the extension date under Section 2.1(i), if applicable) of such calendar year through and including the date on which such payment is made.

                     4.3 Closing. The closing of any purchase transaction contemplated by this Article IV shall occur, unless the parties to such transaction otherwise agree, on the later of (a) the 15th Business Day following receipt by Parent of the Sell Notice and (b) if an appraisal is required in order to establish the fully distributed public market value of Registrable Shares that are subject to such purchase transaction, on the 15th Business Day following the completion of such appraisal process; provided, however, that if there shall be any governmental approvals or other regulatory waiting periods with respect to the consummation of such transaction, such closing shall take place on the fifth Business Day following the receipt of any such governmental approvals or the expiration or termination of any such regulatory waiting periods. It is agreed that at any such closing (including, for the avoidance of doubt, pursuant to Section 4.4), the consideration paid by Parent may consist, in whole or in part, of shares of Parent Common Stock in which case the provisions set forth in the second sentence of section 3.4 shall apply.

                     4.4 December 20 Closing. Notwithstanding anything to the contrary set forth herein, the closing of any purchase transaction pursuant to
Section 4.1 shall occur no later than by December 20 of the calendar year in which such registration was requested. If any such closing has not occurred prior to such date, such closing shall be held on December 20 or, if December 20 of the applicable year is not a Business Day, the next Business Day and the provisions set forth in the third and fourth sentence of the introductory paragraph of Section 3.6 and Sections 3.6(a) and (b) shall apply.


                                    ARTICLE V
                                    APPRAISAL


                     5.1 Appraisal Procedures. If in connection with a Purchase Notice, Call Notice, Second Call Notice or Sell Notice, as the case may be, a determination needs to be made with respect to the "fully distributed public market value" of shares of Issuer Common Stock, the following provisions shall apply. When used in this agreement, "Fully Distributed Public Market Value" means the anticipated trading price of a share of Issuer Common Stock on a national stock exchange or NASDAQ, following completion of an IPO and related market stabilization activities, it being understood that such valuation shall be established (i) using public market valuation methodologies that, for the avoidance of doubt, shall not include "comparable acquisitions analysis" or any "private market" assessment of the Issuer (without regard to any premiums in respect of the acquisition of a controlling interest or any discounts in respect of the acquisition of a minority interest), such as the value of such shares in an acquisition or other business combination transaction, or the price at which Issuer Common Stock prior to such date may have been acquired or sold or any proposals or expressions of interest to acquire the Issuer or Issuer Common Stock that may have been received prior to such date, (ii) assuming the Issuer is a Stand-alone Entity and (iii) based on all applicable facts and circumstances as of the second Business Day preceding the date of delivery of the Appraisals under Section 5.1(d).

                     (a) Negotiation Period. For a period of 10 calendar days following the date of receipt of a Purchase Notice, Call Notice, Second Call Notice or Sell Notice (a "Notice Receipt Date"), the Stockholders Representative and Parent shall, in good faith, attempt to establish the Fully Distributed Public Market Value to the extent such valuation is needed to establish Adjusted Public Market Value or Public Market Value, as applicable.

                     (b) Engagement of Appraisers. If the Stockholders Representative and Parent cannot agree on the Fully Distributed Public Market Value during the time period specified in Section 5.1(a), each of Parent and the Stockholders Representative shall engage one, and Parent and the Stockholders Representative shall jointly engage a third Nationally Recognized Investment

Bank to deliver an Appraisal (as defined in Section 5.1(d)). Such third Nationally Recognized Investment Bank (i) shall be designated as set forth in the last sentence of this Section 5.1(b) if Parent and the Stockholders Representative are unable to agree and (ii) shall not have been engaged by GE or Vivendi or any of their respective Subsidiaries in connection with a material transaction other than a capital markets or commercial lending transaction during the six calendar months preceding the date of such engagement. The Persons so engaged are referred to herein, respectively, as the "Parent Appraiser", the "Stockholders Appraiser", the "Third Appraiser" and, collectively, as the "Appraisers". All such Appraisers shall be engaged within 20 calendar days of the applicable Notice Receipt Date. Each of Parent and the Stockholders Representative shall bear the costs of the Appraiser engaged by them and Parent and Stockholders Representative shall bear the costs of the Third Appraiser in equal parts. If Parent and the Stockholders Representative are unable to agree on the Third Appraiser, Parent shall select four Nationally Recognized Investment Banks (who meet the parameters of clause (ii) above) from which the Stockholders Representative shall select one to be the Third Appraiser.

                     (c) Information to be Furnished to Appraisers. Promptly following the engagement of all Appraisers pursuant to Section 5.1(b), the Issuer shall (i) provide each Appraiser with written instructions consistent with this Article V regarding the preparation of the Appraisals, including a copy of the pertinent sections of this Agreement; (ii) conduct one or more management presentations on such matters as are customarily covered by management presentations to the bookrunning managers in connection with an IPO, such management presentations to be attended by all three Appraisers; (iii) provide Financial Information to each Appraiser; and (iv) provide supplemental information, orally or in writing, upon request by any Appraiser. Each Appraiser shall receive all and identical information pursuant to this Section 5.1(c), including any information supplied pursuant to (iv) above to any Appraiser.

                     (d) Preparation and Delivery of Appraisals. Upon receipt of such information, each Appraiser shall prepare and deliver a written report (each such report, an "Appraisal") to the Issuer setting forth (i) a range in U.S. Dollars of the Fully Distributed Public Market Value, (ii) the mid-point of such range (such mid-point, the "Appraised Value") and (iii) analyses and computations supporting the information set forth in clauses (i) and (ii). The Appraisals shall be delivered to Issuer sealed on the same designated date no later than 50 calendar days following the Notice Receipt Date.

                     (e) Determination of Fully Distributed Public Market Value. The Appraised Values delivered by the Parent Appraiser and the Stockholders Appraiser shall be opened by the Issuer at the same time, in the presence of a representative of each of Parent and the Stockholders Representative, if requested by either such party. If the higher of the two Appraised Values set forth in the Appraisals delivered by the Parent Appraiser and the Stockholders Appraiser is equal to or less than 120% of the lower of such two Appraised

Values, the Appraised Value delivered by the Third Appraiser shall not be opened and the Fully Distributed Public Market Value shall be deemed the average of such two Appraised Values. If the higher of the two Appraised Values set forth in the Appraisals delivered by the Parent Appraiser and the Stockholders Appraiser is greater than 120% of the lower of such two Appraised Values, the Fully Distributed Public Market Value per share shall be deemed the average of the Appraised Values set forth in those two of the three Appraisals (including, for the avoidance of doubt, the Appraisal delivered by the Third Appraiser) with the smallest Appraised Value Differential, or, if two Appraised Value Differentials are identical, the average of all three Appraised Values. The determination of Fully Distributed Public Market Value pursuant to this Article V shall be deemed final, conclusive and binding on Parent, the Issuer, the Stockholders Representative and the Stockholders.

                                    ARTICLE VI

                              ADDITIONAL COVENANTS

                     6.1 [Intentionally Omitted.]

                     6.2 Parent Registration Rights. The Stockholders acknowledge that the Issuer has granted registration rights to Parent and its Subsidiaries in connection with shares of Issuer Common Stock. Notwithstanding anything to the contrary in this Agreement or any agreement relating to such registration rights, Parent and the Stockholders agree as follows:

                     (a) Demand Registration Rights. As of any given time during any calendar year prior to 2010, if the Stockholders hold demand registration rights under Section 2.1 or Section 2.2 hereof as of such time and if as of such time they have not exceeded any applicable limitation on the number of Registrable Securities they may seek to register under such Section in such calendar year, Parent will not exercise any demand registration rights it may otherwise have with respect to shares of Issuer Common Stock unless if first notifies the Stockholders Representative of its intent to exercise such rights. The Stockholders Representative will have the right by responsive notice to Parent and the Issuer within 10 Business Days, to elect to exercise the registration rights of the Stockholders under Section 2.1 or Section 2.2, as applicable, in which case: (i) Parent will not seek to exercise its demand registration rights and (ii) Parent will only have the right to register its shares on an incidental basis, subject to the priority rights of the Stockholders in the event of any underwriter cutbacks. If the Stockholders Representative fails to deliver the responsive notice referred to above or if the Stockholders Representative is not entitled to be notified by Parent under the first sentence of this clause (a), Parent and its Subsidiaries shall be free to exercise their demand registration rights and the Stockholders will have the right to participate in such offering only on an incidental basis as provided in

Section 2.3 of this Agreement, subject to the priority rights of Parent in the event of any underwriter cutbacks.

                     (b) Incidental Registration Rights. In the event of an Issuer initiated registration as to which Parent and its Subsidiaries, on the one hand, and the Stockholders, on the other, are each entitled to exercise incidental registration rights to participate in such registration, Parent and its Subsidiaries, on the one hand, and the Stockholders, on the other, shall be of equal priority in the event of any underwriter cutbacks and in such event will be subject to pro rata cutbacks, based on the number of shares of Issuer Common Stock requested to be included in such registration by Parent, its Subsidiaries and the Stockholders.

                     (c) Hold Back. Each of (i) Parent, in the case of a proposed registration of Registrable Securities by the Stockholder pursuant to
Section 2.1 or Section 2.2 of this Agreement and (ii) the Stockholders, in the case of a proposed registration of securities by Parent or any of its direct or indirect Subsidiaries pursuant to Parent's registration rights referenced in this Section 6.2, agrees, if required by the bookrunning managers in an underwritten offering, not to effect (other than pursuant to such registration) any public sale or distribution, including any sale pursuant to Rule 144 or Rule 144A, of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company (a) for 90 days after (or if so requested by the bookrunning managers for a longer period not to exceed, 180 days after) and (b) during the 20 days prior to, the effective date of such registration, to the extent timely notified in writing by the Company or the bookrunning managers.

                     6.3 Stockholders Agreement. The Stockholders acknowledge that the Stockholders Agreement imposes certain restrictions on their ability to Transfer (as defined in such Agreement) shares of Issuer Common Stock and further acknowledge that the exercise of rights granted to the Stockholders and the Stockholders Representative in this Agreement are subject to such restrictions.

                                   ARTICLE VII

                         REPRESENTATIONS AND WARRANTIES

                     7.1 Representations and Warranties of Each Stockholder. Each Stockholder who is not a party to the Business Combination Agreement hereby represents and warrants to the Issuer and Parent with respect to itself and its ownership of its Issuer Common Stock as follows:

                     (a) Organization, Power and Authority, Binding Agreement. Such Stockholder is a corporation, partnership, trust or limited liability company, duly formed, legally existing and in good standing under the laws of its state of incorporation or formation, has all requisite corporate or limited liability company, partnership or trust power and authority to enter into this Agreement. This Agreement has been duly and validly authorized by all necessary corporate, limited liability company, partnership, trust or similar action and has been duly executed and delivered by such Stockholder and this Agreement (assuming due execution and delivery by the other parties hereto) constitutes the valid and binding obligations of such Stockholder, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

                     (b) No Conflicts.

                     (i) The execution and delivery of this Agreement by such Stockholder does not, and the consummation by such Stockholder of the transactions contemplated by this Agreement, will not, (1) conflict with, or result in any violation or breach of, any provision of the charter, by-laws or other organizational documents of such Stockholder, (2) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation) under, require a consent or waiver under, constitute a change in control under, or result in the imposition of any Lien on such Stockholder's shares of Issuer Common Stock under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or instrument to which such Stockholder is a party or by which it or any of its properties or assets may be bound, or (3) conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or any of its properties or assets, except in the case of clauses
(2) and (3) of this Section 7.1(b)(i) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or Liens as would not have a material adverse effect on the ability of the Stockholders, or any of them, to consummate the transactions contemplated by this Agreement.

                     (ii) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement by such Stockholder.

                     7.2 Representations and Warranties of the Issuer. The Issuer hereby represents and warrants to the Stockholders as follows:

                     (a) Organization, Power, Binding Agreement. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into this Agreement. This Agreement has been duly executed and delivered by the Issuer and constitutes the valid and binding obligation of the Issuer and (assuming due execution and delivery by the other parties hereto) enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

                     (b) No Conflicts.

                     (i) The execution and delivery of this Agreement by the Issuer does not, and the consummation by the Issuer of the transactions contemplated by this Agreement will not, (1) conflict with, or result in any violation or breach of, any provision of the charter, by-laws or other organizational document of the Issuer, (2) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation) under, require a consent or waiver under, constitute a change in control under, or result in the imposition of any Lien on the Issuer's assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or instrument to which the Issuer is a party or by which it or any of its properties or assets may be bound, or (3) conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Issuer or any of its properties or assets, except in the case of clauses (2) and (3) of this Section 7.2(b)(i) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or Liens as would not, individually or in the aggregate, materially and adversely affect the ability of the Issuer to consummate the transactions contemplated by this Agreement.

                     (ii) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Issuer in connection with the execution and delivery of this Agreement by the Issuer or the consummation by the Issuer of the transactions contemplated by this Agreement, except for filings and other actions required by the Securities Act, the Exchange Act, and state securities or "blue sky" laws.

                                   ARTICLE VIII

                                  MISCELLANEOUS

                     8.1 Notices. All notices, requests, claims and demands and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent by facsimile transmission (provided the sender retains confirmation thereof) or for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

                      (a)        if to the Issuer, to:

                                 National Broadcasting Company, Inc.
                                 30 Rockefeller Center
                                 New York, New York  10112
                                 Attention:  Executive Vice President and
                                             General Counsel
                                 Fax:  (212) 664-4733

                                 with copies (which shall not constitute notice to Issuer) to:

                                 Parent and its counsel at the addresses
                                 specified below

                      (b)        if to NBC Holdco or to Parent, to:

                                 General Electric Company
                                 3135 Easton Turnpike
                                 Fairfield, Connecticut  06828
                                 Attention:  Senior Counsel for Transactions
                                 Fax:  203-373-2008

                                 with a copy (which shall not constitute notice to NBC Holdco or to Parent, as the case may be) to:

                                 Debevoise & Plimpton
                                 919 Third Avenue
                                 New York, New York  10022
                                 Attention:  Jeffrey J. Rosen, Esq.
                                 Fax:  (212) 909-6836


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
                      (c) and if to a Stockholder or to the Stockholders Representative, to:

                                 Vivendi Universal, S.A.
                                 42, Avenue de Friedland
                                 75380 Paris cedex 08
                                 France
                                 Attention:  General Counsel
                                 Fax:  (+33)(1)7151-1179

                                 and

                                 Vivendi Universal, S.A.
                                 800 Third Avenue
                                 New York, New York  10022
                                 Attention:  General Counsel
                                 Fax:  (212) 512-7496

                                 with a copy (which shall not constitute notice to the Stockholders or the Stockholders Representative, as the case may be) to:

                                 Weil, Gotshal & Manges LLP
                                 767 Fifth Avenue
                                 New York, New York  10153
                                 Attention:  Akiko Mikumo, Esq.
                                 Fax:  (212) 310-8007

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the office of the party for whom it is intended. Any party to this Agreement may change the address or addresses to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

                     8.2 Stockholders Representative. Each of the Stockholders hereby irrevocably constitutes and appoints the Vivendi Representative as the Stockholders Representative and its true and lawful attorney-in-fact, coupled with an interest, to take any action, and to give and receive any notices, requests or other communications, required to be taken, given or received pursuant to this Agreement by any Stockholder, and Parent therefore shall not be obligated to deal or communicate with any Stockholder with respect to the subject matter of this Agreement. Notwithstanding anything herein to the contrary, the right of the Stockholders Representative to deliver a notice requesting registration pursuant to Section 2.1 or Section 2.2 shall be subject to the Stockholders Representative having received a written request to deliver such notice, (a) in the case of a registration request pursuant to Section 2.1,


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
from members of the Vivendi Group owning a number of Registrable Securities not fewer than such number of Registrable Securities as would at such time be expected to generate gross offering proceeds of $1,000,000,000 (it being understood and agreed that Registrable Securities of Stockholders other than the members of the Vivendi Group shall not count towards the minimum gross offering proceeds pursuant to this clause (a)) and (b) in the case of a registration request pursuant to Section 2.2, from Stockholders owning a number of Registrable Securities not fewer than such number of Registrable Securities as would at such time be expected to generate gross offering proceeds of $500,000,000.

                     8.3 Joint and Several Obligations. Each of Parent and Vivendi agree that it shall be jointly and severally liable for the acts and obligations of each Stockholder that is a direct or indirect subsidiary of GE or Vivendi, as the case may be, at any time from and after the date hereof (including any Person that becomes a successor to such Stockholder by operation of law).

                     8.4 Entire Agreement; No Inconsistent Agreement.

                     (a) This Agreement (together with the provisions of the Business Combination Agreement, the IACI Matters Agreement and Stockholders Agreement) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

                     (b) Other than any registration rights agreement contemplated by Section 6.2, the Issuer is not a party to and will not hereafter enter into any agreement with respect to its securities which would materially and adversely affect, or is inconsistent with, the rights expressly granted to the holders of Registrable Securities in this Agreement (it being agreed that a registration rights agreement will not be deemed to violate this Section 8.4 if it grants demand or incidental registration rights to any Person to the extent that such Person cannot exercise such rights to obtain a higher priority than the Stockholders in an offering in which the Stockholders can participate hereunder).

                     (c) For the avoidance of doubt, the rights and obligations of the parties to any registration rights agreement entered into between Parent and Issuer as contemplated by Section 6.2 shall be subject to Section 6.2.

                     8.5 No Third-Party Beneficiaries. Except as provided in
Section 2.9 (it being understood that the rights of any representatives and agents under Section 2.9 may only be enforced on their behalf by the Stockholders Representative), this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third party beneficiary hereto.

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
                     8.6 Assignment. Each holder of Registrable Securities may only transfer rights and obligations hereunder (other than the rights under Section 2.1 and 6.1, which shall not be transferable) to the extent the transfer of the Registrable Securities associated with registration rights is permitted pursuant to the terms of the Stockholders Agreement and, in such event, only if
(a) such transferring Stockholder agrees in writing with the transferee or assignee to transfer or assign such rights, and a copy of such agreement is furnished to the Issuer promptly after such transfer or assignment; (b) the Issuer is, promptly after such transfer or assignment, furnished with written notice of (i) the name and the address of such transferee or assignee, and (ii) the Registrable Securities with respect to which such rights or obligations are being transferred or assigned; and (c) at or before the time the Issuer receives the written notice contemplated by clause (b) of this sentence, the transferee or assignee agrees in writing with the Issuer to be bound by all of the provisions contained herein. This Agreement shall be binding upon and inure to the benefit of and shall be enforceable by the parties hereto and, with respect to the Issuer, its respective successors and assigns and, with respect to the Stockholders, subject to Section 6.3, any holder of any Registrable Securities.

                     8.7 Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article of or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Reference to a Person are also to its permitted successors and assigns.

                     8.8 Amendment. This Agreement may only be amended or modified with the written consent of the Issuer, Parent, the Stockholders Representative if it holds any Registrable Securities, and Stockholders who then hold a majority of the Registrable Securities held by all Stockholders at such time. Any amendment or modification effected in accordance with this Section 8.8 shall be binding upon each Stockholder, Parent and the Company, provided that if an election is required to be made by the Stockholders in connection with any registration, the approval of Stockholders holding a majority of the Registrable Shares included in such offering shall be sufficient to make such election.

                     8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, applicable to agreements to be performed entirely within such state, including all matters of construction, validity and performance, without regard to principles of conflicts of law thereof.

                     8.10 Jurisdiction; Waiver of Jury Trial. Each party to this Agreement hereby irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement shall be brought in the United States District Court for the Southern District of New York, unless federal jurisdiction does not exist, in which case any such action, suit or proceeding shall be brought in the Delaware Chancery Court or, if such court lacks jurisdiction, the Supreme Court of the State of New York, New York County. Each party hereto agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that it is not subject personally to the jurisdiction of any such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement, or the subject matter hereof may not be enforced in or by any such court. Each party hereto further and irrevocably submits to the jurisdiction of any such court in any action, suit or proceeding. Each party to this Agreement hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right that such party may have to a trial by jury of any claim or cause of action directly or indirectly based upon or arising out of this Agreement, or any of the transactions contemplated herein.

                     8.11 Mediation. Prior to commencing legal action with respect to any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the interpretation hereof, or any arrangements relating hereto or contemplated herein or the breach, termination or invalidity hereof (collectively, "Disputes"), a party will notify the other party in writing of any such Dispute (a "Dispute Notice"). Following receipt of a Dispute Notice by a party, the parties shall jointly appoint a mediator and shall attempt in good faith to resolve any Dispute promptly by confidential mediation pursuant to the then current mediation procedures of the CPR Institute for Dispute Resolution (the "CPR"). If the parties cannot agree upon a mediator within five (5) days of receipt of the Dispute Notice by a party, the parties will ask the CPR to appoint a mediator promptly. If the Dispute is not resolved for any reason within thirty (30) days of the Dispute Notice (unless the period of time is extended by the parties in writing), either party may commence legal action in accordance with the other provisions hereof. Nothing contained in this
Section 8.11 shall preclude a party from seeking injunctive relief if the prerequisites to obtaining injunctive relief, including irreparable harm, are otherwise satisfied.

                     8.12 Remedies. Each party, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each party agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. In any action or proceeding brought to enforce any provision of this Agreement or where any provision of this Agreement is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

                     8.13 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

                     8.14 Severability. If any provision of this Agreement is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever, so long as this Agreement, taken as a whole, still expresses the material intent of the parties. The invalidity of any one or more phrases, sentences, clauses, sections or subsections of this Agreement shall not affect the remaining portions of this Agreement.

                     8.15 Counterparts; Faxed Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same document. Each of the parties hereto (a) has agreed to permit the use, from time to time, of faxed or otherwise electronically transmitted signatures in order to expedite the consummation of the transactions contemplated hereby, (b) intends to be bound by its respective faxed or otherwise electronically transmitted signature, (c) is aware that the other parties hereto will rely on the faxed or otherwise electronically transmitted signature, and (d) acknowledges such reliance and waives any defenses to the enforcement of the documents effecting the transaction contemplated by this Agreement based on the fact that a signature was sent by fax or otherwise electronically transmitted.

                     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.



                                  NATIONAL BROADCASTING COMPANY, INC.

                                  By: /s/ Lynn Calpeter
                                      -----------------------------------------
                                  Name: Lynn Calpeter
                                  Title: Chief Financial Officer, Treasurer,
                                         Executive Vice President



                                  GENERAL ELECTRIC COMPANY

                                  By: /s/ Robert C. Wright
                                      -----------------------------------------
                                  Name: Robert C. Wright
                                  Title: Vice Chairman



                                  NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                  By: /s/ Lynn Calpeter
                                      -----------------------------------------
                                  Name: Lynn Calpeter
                                  Title: Vice President, Treasurer



                                  VIVENDI UNIVERSAL S.A.

                                  By: /s/ Robert de Metz
                                      -----------------------------------------
                                  Name: Robert de Metz
                                  Title: Senior Executive Vice President

                                  UNIVERSAL STUDIOS HOLDING III CORP.


                                  By: /s/ George E. Bushnell III
                                      -----------------------------------------
                                  Name: George E. Bushnell III
                                  Title: President


















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